POINTS.COM INC.

Notice of Annual Meeting of Shareholders
and
Management Information Circular

March 24, 2022

Due to the global COVID-19 public health emergency, Points' Annual Meeting of Shareholders will be held on Wednesday May 11, 2022 in a virtual-only format, via live audio webcast. A virtual-only meeting format is being adopted to enfranchise and give all shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or other particular constraints, circumstances or risks they may be facing as a result of COVID-19. You will not be able to attend the Meeting physically. Important details about the Meeting and how shareholders can participate virtually, are set out in this Management Information Circular and the accompanying Meeting materials.

POINTS.COM INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting (the "Meeting") of shareholders of POINTS.COM INC. ("Points") will be held on Wednesday May 11, 2022, at 2:00 p.m. (Eastern Time). In light of the ongoing COVID-19 pandemic and to mitigate against its risks, the Meeting will be held in a virtual-only format at https://meetnow.global/MMX4CLG. You will not be able to attend the Meeting physically.

The Meeting will be held for the following purposes:

1. to receive and consider the audited financial statements of Points for its financial year ended December 31, 2021 and the report of the auditors thereon;

2. to elect directors to hold office until the next annual meeting of shareholders or until their respective successors are elected or appointed;

3. to reappoint KPMG LLP as the auditors of Points until the next annual meeting of shareholders and authorize the directors to fix the auditors' remuneration; and

4. to transact such other business as may properly be brought before the Meeting or any adjournment(s) or postponement(s) thereof.

Given the unprecedented public health impact of the Coronavirus disease known as COVID-19 and Points' unwavering commitment to the health and well-being of its employees, customers, suppliers, partners, shareholders, communities and other stakeholders, Points will be conducting the Meeting in a virtual-only format. A virtual-only Meeting format is being adopted in response to the rapidly evolving COVID-19 situation to enfranchise and give all of our shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19.

This notice, the accompanying management information circular ("Circular") and the form of proxy or the voting instruction form have been sent to you in connection with the Meeting. As described in the enclosed Meeting materials, registered shareholders are entitled to participate, vote and communicate at the virtual Meeting if they held their common shares as of the close of business on March 24, 2022, the record date for the Meeting. Non-registered shareholders as of the record date that wish to participate and vote at the virtual Meeting will be required to first appoint themselves as proxyholder in advance of the Meeting by writing their own name in the appropriate space on the voting instruction form provided by their intermediary, generally being a bank, trust company, investment dealer, clearing agency or other institution. Non-registered shareholders who have not duly appointed themselves as a proxyholder will be able to attend the Meeting as guests. Guests will not be able to vote or communicate at the Meeting. In all cases, shareholders must carefully follow the instructions set out in their applicable form of proxy or voting instruction form AND in the enclosed Circular under "General Proxy Information". The Meeting will be accessible by logging in online at https://meetnow.global/MMX4CLG. To be admitted to the virtual Meeting, registered shareholders and duly appointed proxyholders, including non-registered shareholders that have appointed themselves as proxyholders, must enter their username which is a control number found on their form of proxy or an Invitation Code that is otherwise provided by Computershare Trust Company of Canada ("Computershare") as described in the Circular.

A shareholder who wishes to appoint a person or Company other than the management nominees identified on the form of proxy or voting instruction form (including a non-registered shareholder who wishes to appoint themselves as proxyholder to participate at the Meeting) must carefully follow the instructions in the Circular and on their form of proxy or voting instruction form. These include the additional step of registering that proxyholder with our Transfer Agent and Registrar, Computershare, after submitting the form of proxy or voting instruction form. Failure to register the proxyholder with Computershare will result in the proxyholder not receiving their Invitation Code and only being able to attend the Meeting as a guest.

The form of proxy or voting instruction form must be completed and returned in accordance with the instructions set out therein and in the Circular to Computershare no later than 2:00 p.m. (Eastern Time) on May 9, 2022 or not less than 48 hours (excluding Saturdays, Sundays and statutory holidays in the city of Toronto) prior to the time fixed for any adjourned or postponed meeting, provided however, that the Chair of the Meeting may, in his or her sole discretion, accept proxies delivered to him or her up to the time when any vote is taken at the Meeting or any adjournment(s) or postponement(s) thereof, or in accordance with any other manner permitted by law. The proxy cut-off time may be waived by the Chair of the Meeting, in his or her sole discretion without notice.

DATED at Toronto, Ontario, this 24th day of March, 2022.

By Order of the Board of Directors

          "Robert MacLean"

Robert MacLean

Chief Executive Officer

POINTS.COM INC.

MANAGEMENT INFORMATION CIRCULAR

This management information circular (also referred to herein as this "Circular") is furnished in connection with the solicitation by, or on behalf of, the management of Points.com Inc. ("Points", "we", "our" or "us") of proxies to be used at the annual meeting (the "Meeting") of the shareholders of Points to be held on Wednesday May 11, 2022, at 2:00 p.m. (Eastern Time) or at any adjournment(s) or postponement(s) thereof, for the purposes set out in the accompanying notice of meeting. Points' board of directors (the "Board") has fixed the close of business on March 24, 2022, as the record date (the "Record Date"), being the date for the determination of the shareholders entitled to notice of and to vote at the Meeting, and any adjournment(s) or postponement(s) thereof. In light of the ongoing COVID-19 pandemic and to mitigate against its risks, the Meeting will be held in a virtual-only format at https://meetnow.global/MMX4CLG. You will not be able to attend the Meeting physically.

The Meeting has been called for the purposes of considering and voting on the annual business of Points, which includes the election of directors to the Board and the reappointment of Points' auditors. Unless otherwise stated, all amounts listed in this Circular are expressed in United States Dollars.

Given the unprecedented public health impact of COVID-19 and Points' unwavering commitment to the health and well-being of its employees, customers, suppliers, partners, shareholders, communities and other stakeholders, Points will be conducting the Meeting in a virtual-only format. A virtual-only Meeting format is being adopted in response to the rapidly evolving COVID-19 situation to enfranchise and give all of our shareholders an equal opportunity to participate at the Meeting regardless of their geographic location or the particular constraints, circumstances or risks they may be facing as a result of COVID-19.

For further details concerning how registered and non-registered shareholders may participate at the virtual Meeting, see "General Proxy Information" below. The instructions and procedures for registered and non-registered shareholders to participate at the virtual Meeting differ and should be read carefully. If you have questions regarding your ability to participate at the Meeting or would like assistance in the event you encounter difficulties during the registration process or while accessing and attending the Meeting, please contact our Transfer Agent and Registrar, Computershare Trust Company of Canada ("Computershare") at 888-724-2416 (or at 781-575-2748 for international calls).

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOUR OF: (I) THE ELECTION OF THE DIRECTORS NOMINATED IN THIS CIRCULAR AND (II) THE REAPPOINTMENT OF KPMG LLP AS AUDITORS.

Dated March 24, 2022

FORWARD-LOOKING STATEMENTS

This Circular contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, "forward-looking statements"). These forward-looking statements relate to, among other things: our approach to executive compensation (including expected changes in 2022); our decision to no longer include grants of stock options as part of our long term incentives going forward; our financial performance; plans we have implemented in response to the COVID-19 pandemic and its expected impact on us (including with respect to: cost saving measures that have been implemented, our liquidity and efforts to strengthen our balance sheet, expected impacts on transaction volumes, revenue, gross profit and profitability, the impact of our annual revenue guarantees, and our ability to deliver on our long-term goals); our growth strategies (including our ability to grow the number of loyalty program partners, cross-selling existing partners, and retain and grow existing loyalty program partner deployments); our beliefs on the long-term sustainability of the loyalty industry; future purchases of common shares under the 2021 Repurchase (as defined below); other objectives, strategic plans and business development goals; and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as "may," "will," "expects," "anticipates," "continue," "intends," "plans," "believes," "estimates" or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only our expectations, estimates and projections regarding future events.

Although we believe the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions or estimates are applied in making forward-looking statements, and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward looking statements. In particular, uncertainty around the duration and scope of the COVID-19 pandemic and the impact of the pandemic and actions taken in response on global and regional economies, economic activity, and all elements of the travel and hospitality industry may have a significant and materially adverse impact on our business. In addition, the risks, uncertainties and other factors that may impact the results expressed or implied in such forward-looking statements include, but are not limited to: airline or travel industry disruptions, such as an airline insolvency and continued airline consolidation; our dependence on a limited number of large clients for a significant portion of our consolidated revenue; our reliance on contractual relationships with loyalty program partners that are subject to termination and renegotiation; our exposure to significant liquidity risk if we fail to meet contractual performance commitments; the risk of an event of default under our senior secured credit facility; our ability to convert our pipeline of prospective partners or launch new products with new or existing partners as expected or planned; our dependence on various third-parties that provide certain solutions in our Platform Partners segment that we market to loyalty program partners; and the fact that our operations are conducted in multiple jurisdictions and in multiple currencies and as such dramatic fluctuations in exchange rates of the foreign currencies can have a dramatic effect on our financial results. These and other important risk factors that could cause actual results to differ materially are discussed in our filings with applicable securities regulators, including our most recently filed audited consolidated financial statements (including the notes thereon) and management's discussion and analysis related thereto. The forward-looking statements contained in this Circular are made as at the date of this Circular and, accordingly, are subject to change after such date. Except as required by law, we do not undertake any obligation to update or revise any forward-looking statements made or incorporated in this Circular, whether as a result of new information, future events or otherwise.

NON-GAAP FINANCIAL MEASURES

This Circular contains certain non-GAAP financial measures. For additional details, see "Non-GAAP Financial Measures" below, as well as our most recently filed management's discussion and analysis.

COMMITMENT TO GOVERNANCE

The Board and management of Points acknowledge the importance of good governance practices in the conduct of Points' affairs. The Board assumes overall responsibility for the structure of Points' approach to governance. Our Human Resources & Corporate Governance Committee (the "HRCGC") is responsible for assisting the Board in discharging its duties, including assuming responsibility for the development of our governance practices and policies.

We regularly engage in a review of our governance practices and policies. Most recently, in November of 2021, we implemented a clawback policy (the "Clawback Policy"). A detailed description of our approach to corporate governance is set forth in our "Statement of Corporate Governance Practices" included in Schedule A to this Circular. Copies of certain of our governance policies are also available on our website at www.points.com. Highlights of our corporate governance practices and policies include the following:

  Independent Chair: The Chair of the Board is an independent director.
  Board Independence: A majority of the members of the Board are independent (75% or 6 of 8 of the current directors).
  Committee Independence: All of the Board committees (HRCGC and Audit Committee) are 100% independent.
  Majority Voting Policy: If a director nominee receives a greater number of votes "withheld" than votes "for", that director shall immediately submit their resignation to the Chair for consideration following the Meeting. See "Business of the Meeting - Election of Directors - Majority Voting Policy" below for more details.
  Diversity and Board Renewal Policy: We value and recognize the benefits of diversity, including increased organizational strength, improved leadership and increased innovation. In furtherance of this, we have adopted a Diversity and Board Renewal Policy that sets out our policies with respect to diversity on the Board and in senior management. See "Business of the Meeting - Election of Directors - Diversity and Board Renewal Policy" below for more details.
  Share Ownership Policy: To more closely align the members of the Board and certain members of senior management with the interests of shareholders, the Board has adopted a share ownership policy that requires these individuals to maintain prescribed levels of ownership of Points' common shares and/or restricted share units ("RSUs") based on targets varying by position level. See "Executive Compensation - Share Ownership Guidelines" below for more details.
  Code of Business Conduct and Ethics: We are committed to conducting our business in accordance with the highest standards of ethical conduct, and we have adopted a Code of Business Conduct and Ethics that reflects this. We also maintain a whistleblower hotline and protocol for ensuring that any compliance matters are brought to the attention of an independent officer. See Schedule A, "Statement of Corporate Governance Practices - Ethical Business Conduct" below for more details.

  Anti-Hedging Policy: To promote alignment of interests between our shareholders and our directors, officers and employees, these individuals are prohibited from hedging Points' securities. See "Executive Compensation - Compensation Governance - Anti-Hedging Policy" below for more details.
  Clawback Policy: Our Clawback Policy authorizes the Board to take direct and appropriate action to prevent the unjust enrichment of executives who, through their own misconduct, improperly receives incentive compensation beyond what they would be entitled to receive in the absence of such misconduct. See "Executive Compensation - Compensation Governance - Clawback Policy" below for more details.

BUSINESS OF THE MEETING

Audited Consolidated Financial Statements

The audited consolidated financial statements of Points for the financial year ended December 31, 2021 and the auditors' report thereon will be submitted to shareholders at the Meeting. Receipt at the Meeting of our audited consolidated financial statements and the auditors' report thereon will not constitute approval or disapproval of any matters referred to therein. A copy of the audited consolidated financial statements and the auditors' report thereon has been mailed to shareholders who requested them and is also available on our website at www.points.com and on SEDAR at www.sedar.com.

Election of Directors

The present term of office of each current director will expire immediately prior to the election of directors at the Meeting. The number of directors to be elected at the Meeting is eight. These directors will serve until the next annual meeting of shareholders or until a successor is elected or appointed. Unless authority to do so is withheld, the shares represented by the proxies in favour of management proxyholders will be voted in favour of the election of the persons whose names appear below as directors of Points. Although the Board is not aware of any nominee who would be unwilling or unable to serve if elected, should any nominee be unwilling or unable to serve as a director of Points, the persons named in the form of proxy reserve the right to nominate and vote for another nominee at their discretion.

The election of directors will be by individual voting and not by slate voting.

Majority Voting Policy

The Board has adopted a "majority voting policy" providing that in an uncontested election of directors, any nominee who receives a greater number of votes "withheld" than votes "for" will tender his or her resignation to the Chair of the Board promptly following the Meeting. The HRCGC will consider the offer of resignation and will make a recommendation to the Board on whether to accept it. In considering whether or not to recommend acceptance of the resignation, the HRCGC will consider all factors deemed relevant by its members. The Board shall, in accordance with its fiduciary duties, determine whether to accept the resignation in light of any exceptional circumstances that would warrant the applicable director continuing to serve on the Board. The Board will make its final decision and announce it in a press release within 90 days following the Meeting. A director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board or the HRCGC at which the resignation is considered.

Where the Board accepts the resignation of a director, the Board may, subject to applicable laws, the articles and by-laws of Points and any previously-passed shareholder resolutions, exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director, reduce the size of the Board (within the minimum and maximum number of directors fixed under our articles) or call a special meeting of shareholders to elect a new nominee to fill the vacant position. If any director fails to tender his or her resignation as contemplated in the majority voting policy, the Board will not re-nominate that director at the next election.

Diversity and Board Renewal

We value and recognize the benefits of diversity, including increased organizational strength, improved leadership and increased innovation. In furtherance of this, the Board has adopted a Diversity and Board Renewal Policy, which, among other things, recognizes that diversity is an important consideration for us in determining the composition of the Board. We believe that a Board made up of highly qualified individuals from diverse backgrounds promotes better corporate governance and performance and effective decision-making.

To support the Board's diversity goals, the HRCGC will, when identifying and considering the selection of nominees for the Board:

  consider only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities;
  consider diversity criteria including the designated groups specified in the Employment Equity Act (Canada); and
  seek to maintain a Board in which each gender represents not less than 20% of independent directors.

The Board also recognizes that periodic renewal of Board members brings new perspectives which enrich and enhance the effectiveness of the Board and, accordingly, strives to maintain a Board with an average tenure of 15 years or less among independent directors. However, the Board believes that such renewal and the new perspectives it brings can happen naturally without imposing retirement policies or other arbitrary limits on the tenure of its Board members. In addition, in light of our business and the time necessary for persons to develop a thorough understanding of it, the Board believes that the quality of Board level decisions directly benefits from the continuity, experience and knowledge that comes from permitting longer-term service on the Board. Accordingly, in considering the age and tenure of directors, we have not adopted formal retirement policies, strict term limits, or other mechanisms for forcing the replacement of our directors.

Director Nominees

All current directors of Points are being nominated for re-election to the Board. The following tables provide certain background information with respect to each nominee for the Board.

David Adams
Age: 65 Quebec, Canada Chair Since: June 2018 Director Since: May 2016 Independent

Corporate Director. Mr. Adams served as the Executive Vice President and Chief Financial Officer of Aimia Inc. from 2007 until his retirement in March, 2016. At the time of his retirement, Aimia Inc. was a publicly traded global data driven marketing and loyalty analytics company which had close to 4,000 employees in 20 countries and owned and operated well known coalition loyalty programs such as Aeroplan in Canada and Nectar in the U.K. He currently serves on the Board of Directors and is Chair of the Audit Committee and a member of the Nominating and Governance Committee of Cardlytics Inc. (Nasdaq), a transaction based marketing company headquartered in Atlanta. He is a non-executive director, Chair of the Audit Committee and a member of the Remuneration Committee of TCC Global, a private global loyalty company. He is also on the Board of Directors of Plan International Canada where he is a member of the Human Resources and Compensation Committee and the Audit Committee. He is the Vice-Chair of the Board of Governors and the Chair of the Governance Committee of The Stratford Festival, North America's largest classical repertory theater company. He is also a member of the Stratford Shakespearean Festival Endowment Foundation of Canada Board.

Until he resigned in December 2018, Mr. Adams served on the Board of Directors and Audit and Human Resource Committees of Club Premier, AeroMexico's frequent flyer program and previously was a board member of Nectar Italia and Prisma in Brazil.

Before joining Aimia, Mr. Adams was Senior Vice President and Chief Financial Officer at Photowatt Technologies Inc. Prior to Photowatt, he acted as Senior Vice President Finance and Chief Financial Officer of SR Telecom Inc. Mr. Adams has also previously held a variety of executive positions at CAE Inc., a global market leader in the production of flight simulators and control systems. Prior to these roles, Mr. Adams held a number of progressively senior roles with the Bank of Nova Scotia and Clarkson Gordon (Ernst & Young).

Mr. Adams is a CPA, CA and holds a Bachelor of Commerce and Finance Degree from the University of Toronto and has completed the Stanford Executive Program.

2021 Board and Committee Attendance
Board (Chair)	8 of 8 (100%)
Audit	4 of 4 (100%)
HRCGC	4 of 4 (100%)
Past Annual Meeting Voting Results
Year	Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
2021	7,615,600	87.40%	1,097,913	12.60%
Securities Held (as at February 28, 2022)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
31,841	8,204	40,045	$742,141	Yes
Other Public Board Directorships and Committee Memberships
Company			Committee
Cardlytics Inc.			Audit Committee (Chair) Nominating and Governance Committee
Public Board Interlocks
None

Christopher Barnard
Age: 53 Ontario, Canada Director Since: May 2007 (and Feb. 2000 to Apr., 2005) Non-Independent

President of Points. Mr. Barnard is a founder of Points. As President of Points, Mr. Barnard is currently responsible for corporate strategy, corporate development and investor relations. He has also held various interim operating positions at Points including Chief Financial Officer, as well as being responsible for both product development and marketing.

Mr. Barnard has also been instrumental in developing significant commercial relationships and key strategic partnerships with various parties over Points' history and in 2015 he was named as one of the 100 most influential leaders in Fintech globally. In his corporate development capacity, he led Points' three corporate acquisitions of MilePoint, PointsHound and Crew Marketing as well as the strategic partnership with Amadeus. Mr. Barnard has also been instrumental in raising capital for Points, including multiple equity financings and a strategic investment from InterActive Corp/IAC, a New York based, NASDAQ 100 leading internet firm.

In 1998, Mr. Barnard co-founded Canada's first internet business incubator, Exclamation International, from which Points was created. Prior to Exclamation, Mr. Barnard was with HDL Capital, a Toronto boutique merchant bank. While at HDL he assisted a number of companies in entering the public markets, including Bid.com which was, at the time, one of Canada's most notable internet technology stories.

Mr. Barnard holds a Masters of Business Administration degree from the Richard Ivey School of Business in London, Ontario.

2021 Board Attendance
Board	8 of 8 (100%)
Past Annual Meeting Voting Results
Year	Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
2021	8,128,533	93.29%	584,980	6.71%
Securities Held (as at February 28, 2022)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
245,259	60,059	305,318	$5,658,359	Yes
Other Public Board Directorships and Committee Memberships
Company			Committee
None
Public Board Interlocks
None

Michael Beckerman
Age: 58 Ontario, Canada Director Since: May 2010 Independent

Mr. Beckerman's sales and marketing career spans over twenty years, three continents and several industries. His experience has included senior roles in Canada, Europe and Asia.

At the start of his career, Mr. Beckerman was responsible for marketing of the NIKE brand across Asia-Pacific and later in Europe. He was at the helm when NIKE was named Brand of the Year.

He then served as Vice President, Marketing for Canadian Airlines, where he led a comprehensive rebrand. Subsequently, he headed up Marketing and International expansion for MVP.com, a high- profile e-commerce site.

In 2001, Mr. Beckerman took on the role of Chief Marketing Officer for Bank of Montreal where he was responsible for increasing the marketing orientation and customer focus throughout that organization. In 2006, he joined digital, CRM and content agency, Ariad Communications, as President. During his ten-year tenure at the company, Ariad enjoyed record growth and won numerous awards, including being named as one of the Top Places to Work in Canada.

Mr. Beckerman is currently the Chief Client Officer at Torstar Corporation. Prior to this he was President and CEO of global lifestyle marketing agency, MKTG Canada.

Mr. Beckerman is a sought-after speaker on marketing trends, branding and consumer behaviour. He is a frequent judge for industry events and asked to sit on numerous industry panels. He often lends his marketing experience to help charities and foundations clearly articulate their cause and generate uplift for their fundraising campaigns.

2021 Board and Committee Attendance
Board	8 of 8 (100%)
HRCGC	4 of 4 (100%)
Past Annual Meeting Voting Results
Year	Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
2021	7,517,054	86.27%	1,196,459	13.73%
Securities Held (as at February 28, 2022)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
29,355	5,333	34,688	$642,861	Yes
Other Public Board Directorships and Committee Memberships
Company			Committee
Enthusiast Gaming Holdings Inc.
Public Board Interlocks
None

Bruce Croxon
Age: 60 Ontario, Canada Director Since: February 2008 Independent

Investor and Advisor. Mr. Croxon was a founder of Lavalife, a category leader and internationally recognized brand in the online dating industry. He was instrumental in growing the company to just under $100 million in revenue and was CEO when the company was sold to Vertrue, Inc. in 2004 and remained CEO until midway through 2006.

Mr. Croxon has since been active as both an investor and advisor in early-stage companies in the technology and hospitality sectors. He is currently the Managing Partner of Round13 Capital, a fund that invests in early-stage digital businesses in Canada. He is also active in a number of charities, including 13th Round Fight for Life, Food Allergy Canada and Helping Hands Jamaica.

2020 Board and Committee Attendance
Board			7 of 8 (100%)
HRCGC			4 of 4 (100%)
Past Annual Meeting Voting Results
Year	Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
2020	6,313,577	96.12%	255,178	3.88%
Securities Held (as at February 28, 2022)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
36,344	5,333	41,677	$772,386	Yes
Other Public Board Directorships and Committee Memberships
Company				Committee
None
Public Board Interlocks
None

Robert MacLean
Age: 55 Ontario, Canada Director Since: February 2002 Non-Independent

Chief Executive Officer of Points. Mr. MacLean is a founder of Points and has served as Chief Executive Officer of Points since its beginnings in February 2000. As CEO, Mr. MacLean champions the vision for Points and directs an exceptional team of executives. Mr. MacLean has led his team to deliver a suite of innovative solutions for the global loyalty industry, earning a growing number of partnerships with the world's leading loyalty programs as well as numerous industry technology providers.

Prior to founding Points, Mr. MacLean recorded an impressive list of leadership roles and achievements during 12 years in the airline and loyalty industry. As Vice President, Sales with Canadian Airlines International, Mr. MacLean led a team throughout North America, delivering over $2 billion in annual revenue. Mr. MacLean was responsible for the airline's award-winning Canadian Plus loyalty program and also served as Canadian Airlines' senior representative on the Oneworld™ Alliance's Customer Loyalty Steering Committee.

Mr. MacLean is an active member of the global loyalty community and has spoken frequently at industry events worldwide.

Mr. MacLean is a member of the board of directors of Prodigy Ventures, a TSXV listed technology company and advisor of Tidal Migrations. He is a past member of the board of directors of Hope Air. Hope Air is a national charity that helps Canadians get to medical treatment when they cannot afford the flight costs. Mr. MacLean also sits on multiple advisory boards in the technology industry.

Mr. MacLean is a graduate of Acadia University.

2021 Board Attendance
Board		8 of 8 (100%)
Past Annual Meeting Voting Results
Year	Votes for	% of Votes for		Votes Withheld	% of Votes Withheld
2021	8,392,701	96.32%		320,812	3.68%
Securities Held (as at February 28, 2022)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
297,893	100,776	398,669	$7,388,403	Yes
Other Public Board Directorships and Committee Memberships
Company			Committee
Prodigy Ventures Inc.			Audit Committee Human Resources, Compensation and Governance Committee Diversity and Inclusion Committee
Public Board Interlocks
None

Jane Skoblo
Age: 59 Ontario, Canada Director Since: May 2019 Independent

Independent Corporate Director. Ms. Skoblo has extensive financial services, payments, customer loyalty and digital and technology experience. In her last role, she was Vice President, Digital Operations at Rogers Communications, leading digital transformation for the company. Ms. Skoblo was previously CFO of AMEX Bank of Canada and has deep experience in the customer loyalty industry, having acted as CFO, Global Rewards for American Express (USA). Prior to that, she was CFO and COO of two start-ups - myNext Mortgage Company and Mortgage Architects Inc.

In 2021, Ms. Skoblo was appointed to the Board of Directors and as the Chair of the Audit and Risk Committee for Teranet Inc., the exclusive provider of electronic land and commercial registration services on behalf of the Provinces of Ontario and Manitoba. In 2020, Ms. Skoblo was appointed to the Board of Directors for Digital Research Alliance of Canada, a national not-for-profit organization that supports an agile digital research infrastructure for Canada, where she chairs the Audit, Investment and Risk Committee. Ms. Skoblo also sits on the board of Allstate Canada Group, a wholly owned Canadian subsidiary of Allstate Corporation (USA) and is a member of both Audit and Governance Committees.

Ms. Skoblo was previously a board member of AMEX Bank of Canada between 2011 and 2016. Ms. Skoblo was a member of the Advisory Board at the University of Waterloo School of Accounting and Finance from 2010 to 2020.

Ms. Skoblo holds a Bachelor of Business Administration from the Schulich School of Business, York University. She also holds a CPA, CITP designation (from the AICPA), as well as an ICD.D designation from the Institute of Corporate Directors and has completed the Director's Education Program.

2021 Board Attendance
Board		8 of 8 (100%)
Audit		4 of 4 (100%)
Past Annual Meeting Voting Results
Year	Votes for	% of Votes for		Votes Withheld	% of Votes Withheld
2021	8,708,691	99.94%		4,822	0.06%
Securities Held (as at February 28, 2022)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
9,345	5,333	14,678	$272,023	Has until May 2024 to meet guideline
Other Public Board Directorships and Committee Memberships
Company			Committee
None
Public Board Interlocks
None

John Thompson
Age: 74 Ontario, Canada Director Since: February 2002 Independent

Corporate Director. Mr. Thompson has 28 years of executive experience with a range of private and public companies.

From 1999 to 2003, Mr. Thompson was a managing director of Kensington Capital Partners, the investment and advisory firm that did the first fund raise for Points in September 2000. At that time Mr. Thompson made his first investment in Points and has held it since.

Prior to joining Kensington, Mr. Thompson spent more than twenty years with Loblaw Companies Limited, Canada's leading grocery chain, last serving as Executive Vice President and prior to that as Senior Vice President, Finance and Administration. Mr. Thompson's responsibilities at Loblaws included, amongst other things, responsibility for human resources and President's Choice, one of the largest, most recognized and most profitable brands in Canada.

Mr. Thompson is currently a member of the Governing Council of the Sunnybrook Foundation, the fundraising foundation for Sunnybrook Hospital, a premier academic health sciences centre in Canada, that is fully affiliated with the University of Toronto. He is a past member of the Board of Governors and Chair of the Finance Committee of The Corporation of Roy Thomson Hall and Massey Hall, two of Canada's finest concert venues.

Mr. Thompson holds an Honours Business Administration degree from the Richard Ivey School of Business at the University of Western Ontario. Mr. Thompson is also a CPA, CA.

2021 Board and Committee Attendance
Board		8 of 8 (100%)
Audit		4 of 4 (100%)
HRCGC (Chair)		4 of 4 (100%)
Past Annual Meeting Voting Results
Year	Votes for	% of Votes for	Votes Withheld	% of Votes Withheld
2021	7,024,390	80.61%	1,689,123	19.39%
Securities Held (as at February 28, 2022)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
201,984	5,948	207,932	$3,853,536	Yes
Other Public Board Directorships and Committee Memberships
Company			Committee
None
Public Board Interlocks
None

Leontine van Leeuwen-Atkins
Age: 57 Alberta, Canada Director Since: May 2019 Independent

Corporate Director. Ms. van Leeuwen-Atkins (Atkins) is a board member and Audit Committee member of ARC Resources Ltd. (TSX), Cameco Corporation (TSX and NYSE) and EPCOR Utilities Inc. (one of Canada's largest municipally-owned utilities). Ms. Atkins previously served as a Board member and Audit Committee chair of Seven Generations Energy, before its merger with ARC Resources.

Ms. Atkins previously served, until the end of 2018, as a board member of KPMG Canada LLP's Board of Directors, and its Acquisitions and Admissions and Succession committees. Ms. Atkins served as a Partner with KPMG Canada from 2006 until early 2019 and with KPMG Netherlands until she moved to Canada in 2006.

Ms. Atkins has extensive experience in M&A and post-merger integration, as well as transaction and deal advisory. She is a past member of the board, and chair of the Audit Committee, of Calgary Economic Development. Ms. Atkins is a member of the Executive Committee of the Calgary Chapter of the Institute of Corporate Directors (ICD) and is an Alumni of, and guest speaker with, ICD's Director Education programme at the University of Calgary.

In addition to her CPA, CA and ICD.D designations, Ms. Atkins holds a Bachelor of Business Administration in Finance from Acadia University and a Masters of Business Administration from Dalhousie University.

2021 Board and Committee Attendance
Board		8 of 8 (100%)
Audit (Chair)		4 of 4 (100%)
Past Annual Meeting Voting Results
Year	Votes for	% of Votes for		Votes Withheld	% of Votes Withheld
2021	8,704,170	99.89%		9,343	1.07%
Securities Held (as at February 28, 2022)
Common Shares	RSUs	Total	Value(1)	Meets Share Ownership Requirement
10,311	5,606	15,917	$294,985	Has until May 2024 to meet guideline
Other Public Board Directorships and Committee Memberships
Company			Committee
ARC Resources Ltd. Cameco Corporation EPCOR Utilities Inc. (municipally-owned, with public debt)			Audit and Finance Committee Risk Committee Governance Nominating Committee Audit Committee Technical Committee Audit and Finance Committee Health, Safety and Environment Committee
Public Board Interlocks
None

Notes:

(1) Calculated in accordance with our Share Ownership Policy. See "Executive Compensation - Share Ownership Guidelines" below for more details.

Common Directorships

None of the proposed Board nominees serve on the same board of directors of another publicly listed company.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of Points, no director nominee is, or within the last 10 years has been, a director, chief executive officer or chief financial officer of any company that: (a) while that person was acting in that capacity, was the subject of a cease trade or similar order or an order that denied the company access to any exemption under securities legislation for a period of more than 30 consecutive days, or (b) was subject to a cease trade or similar order or an order that denied the company access to any exemption under securities legislation, for a period of more than 30 consecutive days, that was issued after that person ceased to be a director, chief executive officer or chief financial officer, but which resulted from an event that occurred while that person was acting in that capacity.

To the knowledge of Points, no director nominee is, or within the last 10 years has been, a director or executive officer of any company that, while the individual was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of Points, no director nominee of Points has been subject to: (a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

To the knowledge of Points, no director nominee of Points has, within the last 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.

Reappointment of Auditors

Management proposes to reappoint KPMG LLP as the auditors of Points to hold office until the close of the next annual meeting of shareholders, and proposes that the shareholders authorize the directors to fix the remuneration of the auditors. KPMG was first appointed as auditors of Points on June 9, 2011. The shares represented by proxies in favour of management proxyholders will be voted in favour of the reappointment of KPMG LLP as auditors of Points, to hold office until the next annual meeting of shareholders and the authorization of the directors to fix the remuneration of the auditors, unless authority to do so is withheld.

A copy of the audited consolidated financial statements of Points for the fiscal year ended December 31, 2021 has been made available to the shareholders of Points.

EXECUTIVE COMPENSATION

Letter from the Chair of the HRCGC and the Chair of the Board

Dear shareholders,

As the Chair of the HRCGC and Chair of the Board, one of our core responsibilities is to ensure that Points has a principled approach to executive compensation. We want to take this opportunity to share with you, our shareholders, the approach that we take to executive compensation, and changes that we have implemented, that we believe will help ensure that senior management is aligned with the interests of our shareholders.

Commitment to Pay for Performance

We believe that compensation plays an important role in achieving Points' short- and long-term business objectives, and are committed to linking our senior management's pay with performance. We believe that a meaningful portion of the compensation received by our senior management should be incentive-based, contingent on financial performance. We also believe that a meaningful portion of senior management's compensation should be equity-based, and that senior management should be required to maintain meaningful equity ownership levels.

Similar to 2020, our short and long-term incentives in 2021 were focused on Points' gross profit and adjusted EBITDA1 . These metrics are key indicators of the operating performance of the business, and align with Points' long-term business plan and strategic objectives.

Below we highlight some of the significant achievements of our senior management, which informed the compensation they received in 2021.

2021 Performance Highlights
Note: All figures contained in this section are in thousands of US dollars. See also "Non-GAAP Financial Measures" below.

Revenue for the year ended December 31, 2021 was $370,008, an increase of $152,621 or 70% over 2020. Gross profit in 2021 was $50,791, an increase of 45% over 2020. The increase in revenue and gross profit was primarily due to organic growth from our existing partnerships, as we continued to see signs of recovery from the pandemic throughout 2021 in our core geographic markets, particularly in the United States. Adjusted EBITDA for the year ended December 31, 2021 was $12,097, an increase of 285% over 2020, largely due to the increase in gross profit outpacing the growth in our operating expenses.

1 Adjusted EBITDA (Earnings before income tax expense, depreciation and amortization, foreign exchange, finance costs, equity-settled share-based compensation and impairment charges) is considered by management to be a useful supplemental measure when assessing financial performance. Management also believes that adjusted EBITDA is an important indicator of Points' ability to generate liquidity through operating cash flow to fund future capital expenditures and working capital needs. However, adjusted EBITDA is not a measure of financial performance under IFRS and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure. See "Non-GAAP Financial Measures" below for more details.

It has been two years since the onset of the COVID-19 pandemic and there continues to be uncertainty regarding the duration and severity of the pandemic and the ability to control resurgences and novel variants worldwide. The COVID-19 pandemic had a significant adverse impact on our financial performance in 2020 and had a negative impact on our business in 2021. During this time, management remained focused on its stewardship role and continued to emphasize a growth oriented strategic plan. As we saw positive momentum in growing our in-market deployments, we also continued to execute on our other core growth drivers in 2021, including launching new partnerships and expanding our existing loyalty partnerships by cross selling our products and services. From a new partnership perspective, we launched a new multi-service and multi-year partnership with Eva Air's Infinity MileageLands program in 2021, representing our most comprehensive partnership with an APAC carrier to date. In addition, we launched our exchange service with Bilt Rewards, a rewards program that allows renters to earn points on rent and build a path towards homeownership and have connected Bilt Rewards with our Loyalty Commerce Platform and enabled exchanges into 9 of our loyalty program partners throughout 2021, including American AAdvantage, Emirates Skywards, World of Hyatt, IHG Rewards, and Turkish Airlines' Miles & Smiles program.

We also successfully expanded several existing loyalty program partnerships during 2021. In the fourth quarter of 2021, we expanded the reach of our Buy solution for the Marriott Bonvoy program into Marriott's redemption flow, moving the existing Marriott top up channel onto Points' Loyalty Commerce Platform. Furthermore, we also launched six deployments of our Accelerate Anything service in 2021, which allows members to accelerate their current miles balance - regardless of how miles are earned. Partners launched on this service in 2021 include Air Canada's Aeroplan, AirFrance-KLM's Flying Blue, Qatar Privilege Club, Etihad Guest, Copa Airlines' ConnectMile and the Emirates Skywards program.

Since March 2021, our business performance and associated transaction metrics started to experience sustained levels of improvement relative to the low point of the pandemic experienced from Q2 2020 to Q4 2020. In addition to management's careful stewardship of the business and the implementation of a growth oriented strategic plan, this improved performance also coincided with the rollout of vaccines globally and the curtailing of travel restrictions, particularly in the United States. Gross profit generated in the quarter ended December 31, 2021 increased for the fifth consecutive quarter and represented our highest quarterly gross profit over the last two years.

Continued Emphasis on Performance in 2021

In 2019 and further in 2021, we reviewed our compensation philosophy and peer group, and conducted a market benchmarking to assess the compensation of our senior management. As a result of this review we have made certain changes to the compensation of our CEO to target total direct compensation around the market median. This was accomplished through a pay mix that is more heavily weighted towards short- and long-term incentives with a more modest base salary.

In addition, to further align senior management with the interests of shareholders and consistent with our commitment to "pay for performance", performance share units ("PSUs") now form a significant component of our long-term incentive compensation in 2021 and going forward. The Board approved a performance-based compensation program pursuant to which our senior management receive a portion of their long-term incentive compensation in the form of PSUs. The PSU program was designed to reward senior management for consistent, long-term performance on our key financial metrics, including adjusted EBITDA and gross profit. The combination of PSUs with our existing long-term incentive programs helps to ensure that members of our senior management receive a balanced mix of time-based and performance-based equity awards.

We invite you to review the balance of our disclosure in this Circular for additional details on our executive compensation programs, and thank you for your continued support of Points.

Sincerely,

"John Thompson"	"David Adams"
John Thompson Chair of the HRCGC	David Adams Chair of the Board

Executive Compensation Philosophy

The Board and the HRCGC believe that compensation plays an important role in achieving Points' short- and long-term business objectives. A sound compensation program contributes to our success, and helps to ensure that senior management is aligned with the interests of our shareholders.

We believe that a meaningful portion of the compensation received by our senior management should be incentive-based and contingent on financial performance. In particular, compensation should be linked to the key performance metrics that we believe drive our operations and align with our mid- and long-term business plans and strategic objectives.

We also believe that a meaningful portion of the compensation received by our senior management should be equity-based, and that senior management should be required to maintain meaningful equity ownership levels to align with the interests of our shareholders.

Finally, we believe that our senior management should receive market competitive compensation packages so that we can attract and retain the key talent we need to drive our success. Our policy is to target total direct compensation around the market median and to provide an opportunity to earn above market median for outstanding performance. We accomplish this through the use of a pay mix that is more heavily weighted towards short- and long-term incentives, combined with modest base salaries.

Our philosophy on compensation is reflected in the best practices that we follow.

What We Do	What We Don't Do
Link senior management pay to performance through our short- and long-term incentive programs	No hedging of Points' securities
Balance among short- and long-term incentives, cash and equity and fixed and "at-risk" pay	No excessive perquisites or supplemental retirement benefits
Benchmark executive compensation to relevant peer group companies	No tax gross-ups
Require senior management to meet minimum share ownership requirements	No aspect of our compensation program encourages inappropriate or excessive risks
100% independent HRCGC
Executive incentive compensation is subject to clawback

Executive Compensation Program Summary

Overview of Points' Compensation Mix

Our commitment to "pay for performance" is reflected in the target compensation mix set for our senior management. In establishing the appropriate pay mix, we consider what compensation is contingent on financial performance ("at-risk"), compared to the compensation that is fixed or "guaranteed". Our target compensation for the most senior members of management (and in particular, our CEO) is more heavily weighted towards "at-risk" compensation, including long-term equity incentives, creating greater alignment with the interests of our shareholders. We consider all long-term equity incentives, including PSUs and RSUs, to be "at-risk" given their value is tied to the common share price of Points.

The following chart provides the target compensation mix for our NEOs for 2021:

Compensation Governance

The Board has overall responsibility for the structure of our compensation strategy as well as the total compensation of the members of the Board and the CEO. The HRCGC is responsible for assisting the Board in discharging its responsibilities relating to compensation and for overseeing the matters described below.

The HRCGC is composed entirely of independent directors. The members of the HRCGC are: Mr. John Thompson (Chair), Mr. David Adams, Mr. Michael Beckerman and Mr. Bruce Croxon. The general background, skills and experience of the members of the HRCGC are set forth above under the section entitled "Director Biographies". All of the members of the HRCGC have significant direct experience with human resources and executive compensation.

In addition to making recommendations to the Board in connection with its oversight responsibility, the HRCGC is specifically responsible for:

  developing and/or reviewing Points' human resources and compensation policies and programs for attracting, retaining, developing and motivating employees including senior management;

  producing an annual report on executive compensation for inclusion in Points' annual management proxy circular, in accordance with applicable rules and regulations;

  reviewing and assessing the management of succession and development plans for senior management and people and knowledge strategies;

  assisting Board oversight of Points' compliance with employment related legal and regulatory requirements;

  assisting the Board in identifying, recruiting and nominating suitable candidates to serve on the Board;

  assuming responsibility for developing Points' approach to governance issues in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the HRCGC may consider appropriate; and

  reviewing the adequacy and form of the compensation of the executive leadership team and ensuring that the compensation realistically reflects the responsibilities and risks of such positions.

The HRCGC has the authority to seek information it requires from any employee of Points. The committee also has the power to retain a consulting firm to provide advice regarding our compensation strategy and programs, and to retain outside legal counsel and any other advisers as the committee may deem appropriate. The HRCGC and its Chair are appointed by the Board. Committee members meet regularly without any member of management present.

Risk Management

The Board has oversight responsibility for risks associated with our compensation policies and practices as part of its broader risk oversight mandate. The HRCGC is responsible for identifying, assessing and ensuring the appropriate management of any risks created by our compensation policies and practices. The Board exercises its oversight responsibility through an annual review and approval of the total compensation of Points' CEO and through review and approval of any changes in the structure of our compensation strategy. The HRCGC exercises its risk assessment responsibility through an annual review of the form of the compensation of our senior management, including the elements and quantum of such compensation.

The HRCGC has not identified any risks arising from Points' compensation policies and practices that are reasonably likely to have a material adverse effect on Points. In particular, our compensation structure has been designed to encourage employees not to take inappropriate or excessive risks. Our compensation structure contains a mix of short- and long-term elements using a combination of annual base salary, annual bonus opportunities and long-term equity incentives. Annual bonuses are paid out on achievement of objective performance goals tied to corporate financial performance and individual operational goals that support achievement of Points' business plan. Our long-term equity incentive program is in the form of a combination of time vested and performance-based equity awards that encourage the creation of shareholder value by incenting management and employees to create sustainable long-term growth.

Anti-Hedging Policy

Our insider trading policy specifically includes an anti-hedging policy (the "Anti-Hedging Policy"). Pursuant to the Anti-Hedging Policy, NEOs, directors and employees are prohibited from entering into financial instruments that are designed to hedge or offset any decrease in the market value of Points' securities that are held directly or indirectly by them or granted as compensation to them.

Clawback Policy

Our Clawback Policy applies to the NEOs and certain other members of senior management. Under the Clawback Policy, the Board has discretion to cancel, withhold or otherwise take appropriate action to recoup incentive compensation received by an executive if there is a restatement of all or part of our financial statements and the executive, through their own misconduct, receives incentive compensation beyond what they would receive in the absence of such misconduct. Incentive compensation subject to clawback includes cash bonuses and equity based incentive awards (including stock options, RSUs and PSUs) granted or paid to the individual, or that the individual might become entitled to receive, under their employment arrangements. For the purposes of the Clawback Policy, misconduct means an act of embezzlement, fraud, breach of fiduciary duty or any other misconduct which constitutes cause for dismissal during the executive's employment or engagement that significantly contributed to an obligation to restate our financial statements (whether required by law, accounting principles, regulatory policy or settlement with regulators having jurisdiction over us).

Share Ownership Policy

We believe that senior management should have meaningful equity ownership levels to more closely align them with the interests of our shareholders. Accordingly, we have a share ownership policy that requires minimum holdings of common shares and/or RSUs based on targets varying by position level:

  CEO: 3 times base salary

  Other NEOs: 1 times base salary

Each NEO is required to achieve the ownership requirements by the fifth anniversary of the date they first become subject to the policy. Our CEO and each other NEO currently meets or exceeds the required ownership levels. See "Share Ownership Guidelines" below for more details.

Name	Common Shares	RSUs(1)	Total	Value(2)	Meets Share Ownership Requirement(3)
Robert MacLean CEO	297,893	100,776	398,669	$7,388,403	Yes
Christopher Barnard President	245,259	60,059	305,318	$5,658,359	Yes
Erick Georgiou CFO	20,572	32,673	53,245	$986,772	Yes
Jay Malowney CCO	61,860	27,895	89,755	$1,665,068	Yes
Donald Dew CTO	1,622	17,651	19,273	$357,180	Yes

Notes:

(1) On vesting, RSUs are settled through common shares delivered from a share purchase trust (net of any applicable taxes, which are paid in cash by Points) - See below under heading "Employee Share Unit Plan (ESUP) - Overview".

(2) Calculated in accordance with the share ownership policy. Calculated in Canadian Dollars and converted to US Dollars at the average exchange rate for the year.

(3) Share Ownership Requirement compliance is required by the fifth anniversary of the date that such individual first becomes subject to the Share Ownership Policy. Our Share Ownership Policy was implemented in 2017.

Independent Compensation Consultant

The HRCGC periodically retains independent compensation consultants to advise on the design and market competitiveness of our senior management compensation program.

While the advice of external consultants is an important input into the decision-making process, the design of our senior management compensation program is ultimately the responsibility of the Board and the HRCGC. When making recommendations to the Board, the HRCGC exercises its judgment and considers a variety of important factors, including Points' long-term business plan and strategic objectives, competitive market forces, independent external advice, internal business needs, external factors (such as COVID-19), governance best practices and alignment with the interests of our shareholder.

Executive and Board Compensation-Related Consulting Fees

The total fees billed by Willis Towers Watson ("WTW") in 2021 were CDN$14,473. In August 2021, the HRCGC retained Southlea Group Limited Partnership ("Southlea") as Points' primary compensation consultant. The total fees billed by Southlea in 2021 were CDN$50,326. The total fees billed by WTW in 2020 were CDN$67,305. The compensation consultants' 2021 mandates included general advisory services related to board and executive compensation programs including benchmarking executive and board compensation, consulting on the design of Points' executive incentive plans and providing guidance on the impact of COVID-19 on 2021 compensation. See under heading "2021 Compensation" below for more details. WTW had served as an advisor to Points since 2011.

Peer Groups

In 2019, the HRCGC, with the assistance of WTW, reviewed and revised the composition of our peer group. The new peer group, which is discussed below, informed the design of our executive compensation program for 2020 and beyond. Consistent with prior practice, the HRCGC will periodically review the composition of our peer group and, if appropriate, make adjustments.

Our 2021 peer group, developed in 2019, includes Canadian and U.S. publicly-traded companies selected from:

  Companies in related industries (e.g., loyalty, technology, consumer finance, etc.) that require senior management with similar skills to those of our senior management;

  Companies roughly similar in size based on revenue (roughly 0.25x to 4x Points' revenue, in the case of Canadian peers, and 0.5x to 2x Points' revenue, in the case of U.S. peers), with market capitalizations between $100 million and $4 billion; and

  Companies with strong revenue growth, reflecting similar growth expectations as Points.

In assessing our levels of compensation relative to our peer group, we compare nominal dollars reported by each peer, and do not make adjustments to account for foreign exchange rates.

The resulting peer group is composed of 15 companies, with a relatively equal weighting between Canadian and U.S. companies.

Canadian Peers	U.S. Peers
Absolute Software Corporation	Alarm.com Holdings, Inc.
Aimia Inc.	Benefitfocus, Inc.
Enghouse Systems Limited	Bottomline Technologies (de), Inc.
Kinaxis Inc.	Ebix, Inc.
Real Matters Inc.	Quotient Technology Inc.
Shareworks by Morgan Stanley	Verra Mobility Corporation
The Descartes Systems Group Inc.	Yelp Inc.
Tucows Inc.

The median revenues, EBITDA2  and market capitalization for the above peer group were $323 million, $44 million and $1,019 million respectively. The foregoing revenue and EBITDA figures reflect the most recent publicly available fiscal year-end data for 2019 that was available at the time of the prior review of our peer group. Market capitalization data is as of December 31, 2019 (other than in respect of Shareworks by Morgan Stanley, in respect of which the most recent available data was as of May 1, 2019).

Compensation Discussion and Analysis

Our 2021 named executive officers ("NEOs"), who are the subject of this Compensation Discussion and Analysis, are:

  Robert MacLean, Chief Executive Officer

  Christopher Barnard, President

  Erick Georgiou, Chief Financial Officer

  Jay Malowney, Chief Commercial Officer

  Donald Dew, Chief Technology Officer

The NEO compensation program consists of four components: (i) base salary, (ii) short-term incentives, (iii) long-term incentives and (iv) other benefits. Each component has a different function, as described below, but all elements work together to reward the NEOs appropriately for personal and corporate performance.

We consider all compensation other than base salary and other benefits to be "at-risk". In establishing the appropriate pay mix for each NEO, we consider the impact that such NEO has on driving our business success - the greater the potential impact, the higher the "at-risk" portion.

2 EBITDA is a non-GAAP financial performance measure and may be calculated differently by each of the members of our peer group.

Design Objectives	What We Reward
Attract, motivate and retain high performing senior management	Increasing shareholder value
Align the interests of NEOs with our shareholders	Achieving corporate performance that meets pre-defined objective criteria
Establish an objective connection between NEO compensation and our financial and business performance	Improving operations and executing on corporate strategy
Incent NEOs to continuously improve operations and execute on corporate strategy

Base Salary

Base salaries are considered an essential element in attracting and retaining Points' senior management and rewarding them for corporate and individual performance. Base salary is determined using the following considerations: (i) the salary offered for a comparable position at comparable companies, (ii) Points' recent financial and business performance, (iii) recent individual performance, and (iv) retention.

Corporate and personal performance is assessed using the same criteria discussed below for Points' short-term incentive plan.

The CEO's base salary is reviewed annually and any increase must be specifically approved by the HRCGC and by the Board as part of its oversight over the total compensation paid to the CEO. The annual review includes interviews with the CEO and comments solicited from members of the Board.

Base salaries for the other NEOs are also reviewed annually. While the Board and the HRCGC have overall responsibility for the design and scope of the compensation program for senior management, the CEO has primary responsibility for the review of individual NEO performance, and determines any increases in salary within the parameters of the programs approved by the Board and the HRCGC. The annual review process is conducted by the CEO in consultation with the HRCGC, and takes into account any recommendations of the HRCGC.

Short-Term Incentives

Bonus Plan

Points has adopted an annual incentive program to provide most employees, including the NEOs, with the opportunity to receive annual bonuses based on achievement of operational, financial and strategic goals. The bonus program is designed to align the financial interests and personal motivations of employees with the interests of Points which are represented by measurable performance metrics.

Annual bonuses are paid to NEOs in the form of grants of RSUs under Points' ESUP. Any such grants vest immediately and are subject to the terms and conditions of the ESUP. See "Long-Term Incentives - Employee Share Unit Plan - Restricted Share Units" below for more details on the ESUP.

Each NEO is eligible to receive an annual bonus amount under the bonus plan equal to a percentage of their base salary. The annual percentage bonus level for each NEO is based on the achievement of certain corporate performance goals that are common to all of the NEOs and, in some cases, team performance goals for that NEO. Performance goals include goals based on financial metrics (such as gross profit and adjusted EBITDA) as well as goals related to furthering Points' strategic agenda. Performance of each goal is measured relative to a target level and payout on that goal is based on actual performance relative to the target level. Each NEO has an overall target bonus level as a percentage of salary and each goal is weighted based on its relative importance.

Our individual and corporate performance goals include specific targets that would, if made public, provide explicit identification of both the financial and strategic direction of Points, including strategic initiatives, and therefore provide highly competitive data as well as inappropriate market guidance to our competitors. The Board and the HRCGC believe that disclosure of these performance goals under the annual bonus plan would seriously prejudice Points' interests and significantly weaken its ability to maintain and build market leadership. As a result, these performance goals are not disclosed.

The threshold, target and outstanding performance levels and corresponding payouts are approved each year by the HRCGC and the Board based on Points' financial plan. For 2021, in respect of gross profit and adjusted EBITDA, these were:

  Threshold Performance: 70% achievement of the relevant target results in a payout of 50% of the bonus amount. If Points achieves less than 70% of the target, no bonus is paid.

  Target Performance: 100% achievement of the relevant target results in a payout of 100% of the bonus amount.

  Outstanding Performance: Greater than 100% achievement of the relevant target could result in a payout above 100% of the bonus amount at a level determined by the Board at its discretion.

If actual performance levels are between the threshold and target, the bonus payout is determined on a straight-line basis. For strategic goals, the threshold, target and outstanding performance levels are defined when the goals are set.

For 2021, the performance goals were based solely on financial metrics of gross profit and adjusted EBITDA. The overall target bonus levels, and performance goal weightings, for the NEOs is set forth in the table below:

Name	Target Bonus Level (% of Base Salary)	Corporate Performance Goals (% Weight)
		Gross Profit	Adjusted EBITDA(1)(2)
Robert MacLean CEO	100%	50%	50%
Christopher Barnard President	65%	50%	50%
Erick Georgiou CFO	65%	50%	50%
Jay Malowney CCO	65%	50%	50%
Donald Dew CTO	50%	50%	50%

Notes:

(1) Non-GAAP financial performance measure. See "Non-GAAP Financial Measures" below for more details.

(2) For purposes of the annual bonus plan, adjusted EBITDA is calculated by adding back any amounts in respect of annual bonuses.

From time to time, Points' business may be impacted by unanticipated events. Accordingly, the Board has the discretion to award bonuses to NEOs in the absence of NEOs satisfying the performance criteria associated with receipt of such bonuses. Similarly, the Board also has the discretion to not award bonuses even if the performance criteria is met. The Board takes a principled approach to this, and strives to ensure that its discretion is exercised: (i) consistently year over year; (ii) to account for events that are outside the scope of senior management's control and ability to manage, or outside Points' normal corporate planning and budgeting, such as COVID-19; and (iii) in a manner that does not relieve senior management from the consequences of their decision making. In respect of NEO bonuses paid or payable in fiscal 2021, the Board did not exercise discretionary power to award such bonuses in the absence of the satisfaction of the applicable performance criteria.

Long-Term Incentives

Our long-term incentives program is designed to: (i) promote alignment of interests between employees and our shareholders; (ii) attract and retain the key employees we need to drive our success; and (iii) provide employees with market competitive compensation.

Our long-term incentives program includes grants of RSUs, PSUs, Performance Options and stock options.

Award Type	Design Details	Design Objectives
RSUs	Awards are based on percentage of base salary Vesting is 1/3 per year over three years from date of grant	Align plan participants with interests of shareholders Motivate plan participants to pursue strategies that will enhance shareholder value over the long-term
PSUs
  Awards are based on percentage of base salary

  Cliff vest at end of three-year performance period:

  50% based on achievement of three-year aggregate adjusted EBITDA(1) target

  50% based on achievement of three-year aggregate gross profit target
Align plan participants with interests of shareholders Reward consistent, long-term performance on key financial metrics Adjusted EBITDA(1) and gross profit are key indicators of operating performance
Performance Options
  To date, the 2018 and 2019 grants of Performance Options are the only awards that have been granted

  Vesting is based on achievement of specified performance milestones:

    50% based on adjusted EBITDA(1)

    50% based on gross profit

    Expiry is six years after date of grant
Align plan participants with interests of shareholders Reward achievement of long-term goals and strategic objectives Adjusted EBITDA(1) and gross profit are key indicators of operating performance
Stock Options
  Non-performance awards have not been granted since 2016

  Historically, awards:

    were based on percentage of base salary

    vested 1/3rd per year over three years from date of grant

    expired five years after date of grant
Align plan participants with interests of shareholders Motivate plan participants to pursue strategies that will enhance shareholder value over the long-term

Notes:

(1) Non-GAAP financial performance measure. See "Non-GAAP Financial Measures" below for more details.

The below table provides the target long-term incentives grants for each of the NEOs for 2021:

Name	Total Target Long-Term Incentives (% of Base Salary)	Target Long-Term Incentives Mix
		RSUs	PSUs
Robert MacLean CEO	200%	75%	25%
Christopher Barnard President	150%	75%	25%
Erick Georgiou CFO	125%	75%	25%
Jay Malowney CCO	100%	75%	25%
Donald Dew CTO	55%	75%	25%

Employee Share Unit Plan (ESUP) - Overview

All NEOs are eligible for grants under Points' Employee Share Unit Plan (the "ESUP"). The Board administers the ESUP.

Grants to NEOs under the ESUP are based on a percentage of base salary and the participant receives a number of share units equal to the grant value divided by the volume weighted average market value of the common shares of Points for the five days prior to the date of the grant. On vesting, share units are settled through common shares delivered from a share purchase trust (net of any applicable taxes, which are paid in cash by Points). Points funds the share purchase trust with sufficient cash to enable the trust to purchase in the open market the common shares necessary to satisfy the grants made to participants. No common shares are issued from treasury in connection with the ESUP. The trustee of the share purchase trust is Computershare who acts as an independent third party and administers the assets of the trust.

Employee Share Unit Plan (ESUP) - Restricted Share Units

ESUP grants in respect of 2021 are in the form of RSUs with a vesting schedule such that one third of the RSUs vest on each of the first three anniversaries of the grant date as well as PSUs (as discussed below). RSUs immediately vest in full on a change in voting control of Points.

While RSUs and their estimated value at the end of 2021 are included for each NEO in the "Summary Compensation Table" below, NEOs have not realized any value from the RSUs that have been granted and have not yet vested. The value, if any, of the RSUs upon vesting will depend on the market value of the common shares underlying the RSUs and, thus, align employees' interests with those of Points' shareholders.

As noted above, the annual bonus that NEOs are eligible to receive (assuming the relevant criteria is met) is paid in the form of grants of RSUs under the ESUP that vest immediately. See "Short-Term Incentives - Bonus Plan" above for more details.

Employee Share Unit Plan (ESUP) - Performance Share Units

PSUs form a meaningful portion of our long-term incentive program. Under this program, NEOs are eligible to receive a portion of their annual ESUP grant in the form of PSUs. NEOs that receive PSUs will receive those PSUs subject to the grant terms discussed below. PSUs vest in full at target immediately prior to a change of voting control or other change of control transaction.

PSU grants are subject to cliff vesting at the end of the three-year anniversary of the grant date based on the achievement of three-year aggregate adjusted EBITDA and gross profit targets established based on projections in Points' business plan, which are approved by the Board. The performance criteria is equally weighted.

Grants of PSUs vest at the end of the three-year cumulative performance period based on the following:

  Threshold Payout: 80% achievement of the relevant target for adjusted EBITDA/gross profit will result in a payout of 50% of the PSUs. If Points achieves less than 80%, no PSUs will vest.

  Target Payout: 100% achievement of the relevant target for adjusted EBITDA/gross profit will result in a payout of 100% of the PSUs.

  Outstanding Payout: 110% achievement of the relevant target for adjusted EBITDA/gross profit will result in a payout of 200% of the PSUs.

If actual performance levels are between the threshold and the target, or between the target and outstanding, the PSU payout is determined on a straight-line basis.

Performance Options

From time to time, stock option awards may be granted with terms and vesting criteria set to achieve certain strategic objectives ("Performance Options").

In 2018 and 2019, the Board granted Performance Options to certain of the NEOs with a 6-year term, with vesting of 50% of these Performance Options tied to Points' gross profit and the other 50% tied to Points' adjusted EBITDA.

As a result of the unprecedented and unanticipated impact of the COVID-19 pandemic on Points' operations, the Board and HRCGC determined that the Performance Option vesting criteria established in 2018 no longer aligned with our mid- and long-term strategy, and therefore would not provide motivation or retention value to the NEOs. Accordingly, in January 2022, the Board and HRCGC, with the assistance of our independent compensation consultant, reviewed its alternatives and determined to leave the Performance Options in place as originally designed (i.e. no change to the term or pricing of the Performance Options), with updates to the gross profit and adjusted EBITDA metrics to align with Points' revised growth oriented strategic plan. As a result, vesting criteria will be based on Points' growth in gross profit and adjusted EBITDA over 2020 performance, instead of 2018.

The number of Performance Options that vests is based on Points' performance in respect of gross profit and adjusted EBITDA. The minimum hurdles that must be met for any Performance Options to vest are $46.8 million gross profit (34% growth) and $7 million adjusted EBITDA (126% growth), with 12.5% of the Performance Options vesting upon achieving each hurdle (or 25% vesting if both hurdles are met). 100% of the Performance Options will vest only if Points achieves gross profit of $129.9 million (271% growth) and adjusted EBITDA of $49 million (1481% growth).

In addition to the above, the vesting schedule in respect of the Performance Options includes various other benchmarks for vesting if performance levels are between the above-noted amounts.

Consistent with the original design, in all cases, the relevant metrics must be achieved by no later than the end of Points' 2024 fiscal year. The Board will make a determination of vesting annually based on the completion of each year or partial year prior to expiry having regard to Points' financial statements, projections and other available information. In the event of a change of control of Points, 75% of the outstanding Performance Options accelerate and become immediately exercisable and the remaining 25% only become exercisable if the Board, in its discretion, determines to accelerate them.

While Performance Options and their estimated value at the end of 2021 are included for each NEO in the "Outstanding Option Based Awards" below, NEOs may only realize value from the Performance Options that have been granted and have not yet vested once Points' performance metrics have been achieved.

Stock Option Plan

No stock options were issued to the NEOs in respect of fiscal 2021. While stock options historically formed a part of target compensation mix for senior management, since fiscal 2016 we have not granted any stock options to our NEOs other than Performance Options which are tied to the achievement of specific objectives. The target pay mix for our NEOs does not currently include any non-performance stock options, and such awards are not expected to form a part of our long-term incentives going forward.

Standard stock option awards under the Stock Option Plan have historically been granted at market value in either Canadian dollars or U.S. dollars, have a vesting schedule such that one third of the stock options vest on each of the first three anniversaries of the grant date, and expire on the fifth anniversary of the grant date (however, the Board has discretion to grant stock options with non-standard vesting schedules that expire no later than the tenth anniversary of the grant date). In the event of a change of control of Points, the Board may accelerate the vesting of all unvested options such that they become immediately exercisable.

Other Benefits

Points' NEOs participate in the same group benefits programs as other employees. These benefits programs reflect typical market practices, and include group health and dental coverage, life insurance, accidental death and dismemberment insurance, short and long-term disability coverage and out-of-country insurance. Points' NEOs, and their eligible dependents, are also entitled to a health care spending account.

Points also maintains a deferred profit sharing plan ("DPSP") for all of its employees including the NEOs. Under the DPSP Points matches contributions made by the NEOs' to Points' group registered retirement savings plan up to 3% of the NEO's annual base salary. This is provided in lieu of a pension or retirement benefit.

2021 Compensation

Short-Term Incentives Plan Results

As discussed above, for 2021, annual bonus levels for all NEOs were based on our achievements in respect of gross profit and adjusted EBITDA. For 2021, our performance in respect of each of gross profit and adjusted EBITDA was above the applicable target level, which resulted in a 115% payout.

CEO Pay Results

The Board and the HRCGC assess the performance of the CEO on an ongoing basis, with a formal review conducted annually by the HRCGC. The formal review includes interviews with the CEO and comments solicited from members of the Board. The HRCGC makes recommendations to the Board in respect of any adjustments to be made to the CEO's compensation, and the Board, if appropriate, approves those adjustments. The Chair of the Board and the Chair of the HRCGC communicates the assessment and any compensation decisions directly to the CEO.

As part of its annual review, the HRCGC considers the total target direct compensation of other chief executive officers in the peer group, together with other survey data provided by WTW, to determine the appropriate mix of the overall compensation components, including the allocation among base salary and other benefits, short-term incentives and long-term incentives.

The following table provides additional details on the annual bonus received by Mr. MacLean in respect of fiscal 2021:

Name	2021 Base Salary	Target Bonus Level (% of Base Salary)	Payout Achieved (% of Base Salary)	Annual Bonus Paid
Robert MacLean CEO	$478,631	100%	115%	$550,425

Notes:

(1) The CEO's salary is set and paid in Canadian Dollars and was converted in the table above into US Dollars using the average exchange rate for the year in which it was earned.

Other NEO Pay Results

The CEO conducts a formal review of the performance of each of the other NEOs on an annual basis. The Board and the HRCGC have overall responsibility for Points' compensation strategy and philosophy including the design and scope of the compensation program for senior management. The CEO has primary responsibility for the review of the performance of direct reports, including individual NEOs, and determines any adjustments in salary within the parameters of the programs approved by the Board and the HRCGC. However, decisions about share-based compensation are ultimately determined by the Board on receiving the recommendations of the CEO and the HRCGC. The CEO communicates his assessment and any compensation decisions and recommendations directly to the NEOs.

The following table provides additional details on the annual bonus received by each NEO (other than the CEO) in respect of fiscal 2021.

Name	2021 Base Salary(1)	Target Bonus Level (% of Base Salary)	Payout Achieved (% of Base Salary)	Annual Bonus Paid
Christopher Barnard President	$352,592	65%	74.75%	$263,562
Erick Georgiou CFO	$259,258	65%	74.75%	$193,796
Jay Malowney CCO	$267,236	65%	74.75%	$199,759
Donald Dew CTO	$255,270	50%	57.5%	$146,780

Notes:

(1) Salaries for each of the NEOs are set and paid in Canadian Dollars and were converted in the table above into US Dollars using the average exchange rate for the year in which they were earned.

Performance Graph

The graph and table below compares the total cumulative shareholder return for Points' common shares with the cumulative returns of two TSX indices for the same period, for the five most recently completed financial years, assuming an initial investment in common shares of CDN$100 on December 31, 2016.

	Dec. 31, 2016	Dec. 31, 2017	Dec. 31, 2018	Dec. 31, 2019	Dec. 31, 2020	Dec. 31, 2021
Points Common Shares	$100.00	$128.4	$134.4	$195.7	$184.0	$190.7
S&P/TSX Small Cap Index	$100.00	$100.3	$80.1	$90.4	$99.5	$117.5
S&P/TSX Composite Index	$100.00	$106.0	$93.7	$111.6	$114.0	$138.8

The NEOs' reported total direct compensation is not specifically based on the performance of Points' share price. Therefore the NEOs' total compensation may not directly compare to the trends shown in the graph above. Changes to NEO total compensation have been made over the past several years to reflect market competitive compensation for similar companies, and to reward NEOs for performance against our business plans and strategic objectives.

Summary Compensation Table

The following table sets forth the total compensation paid in respect of the NEOs for the fiscal years ended on December 31, 2019, December 31, 2020, and December 31, 2021.

Name, Principal Position	Fiscal Year	Salary(1) ($)	Share-based awards(2) ($)	Option-based awards ($)	Annual Incentive Plans(4) ($)	Other(5) ($)	Total ($)
Robert MacLean, Chief Executive Officer	2021 2020 2019	478,631 447,756 426,610	957,262 895,511 490,602	Nil Nil Nil	550,426 Nil 320,260	11,651 9,515 10,262	1,997,970 1,352,782 1,247,734
Christopher Barnard, President	2021 2020 2019	352,592 322,384 316,566	576,750 483,576 348,222	Nil Nil Nil	263,562 Nil 181,731	10,578 6,851 9,497	1,203,482 812,811 856,016
Erick Georgiou, Chief Financial Officer	2021 2020 2019	259,258 231,340 203,507	363,959 231,340 152,630	Nil Nil Nil	193,796 Nil 116,827	7,778 4,916 6,105	824,791 467,596 479,069
Jay Malowney, Chief Commercial Officer	2021 2020 2019	267,236 242,534 220,466	307,122 194,027 143,303	Nil Nil Nil	199,759 Nil 107,092	Nil 2,729 6,614	774,117 439,290 477,475
Donald Dew, Chief Technology Officer	2021 2020 2019	255,270 229,848 70,623	168,319 126,416 113,059	Nil Nil 257,290(3)	146,780 Nil Nil	7,658 4,884 2,016	578,027 361,148 442,988

Notes:

(1) Salaries for each of Messrs. MacLean, Barnard, Georgiou, Malowney and Dew are set and paid in Canadian Dollars and were converted in the table above into US Dollars using the average exchange rate for the year in which they were paid.

(2) Reflects share-based awards in the form of RSUs and PSUs (for 2021 only) granted under Points' long-term incentives plan, subject to standard vesting terms. All share based awards are granted as a dollar amount based on a percentage of base salary and are accounted for using the same value. Grant date fair value of share-based awards is determined as follows: (1) RSUs:  by multiplying the number of RSUs granted by the volume weighted average price of the common shares on the TSX for the five consecutive trading days immediately prior to the grant date; and (2) PSUs by multiplying the number of PSUs granted (at target vesting) by the volume weighted average price of the common shares on the TSX for the five consecutive trading days immediately prior to the grant date. Grant values for share-based awards are calculated in Canadian Dollars and converted in the table above into US Dollars using the average exchange rate for the year in which they were granted.

(3) Amount shown is in respect of Performance Options. Grant date fair value of option-based awards is determined based on a Black-Scholes pricing model. Key assumptions and estimates used to determine grant date fair value for 2019 include the bond equivalent yield discount rate of 1.39% to 1.51%, share price volatility of 41.87% to 44.75%, dividend yield of Nil and expected life in years of 2.58 to 6.0 years. Grant values for option-based awards are calculated in Canadian Dollars and converted in the table above into US Dollars using the average exchange rate for the year in which they were granted.

(4) Reflects share-based awards earned under Points' annual bonus plan that are subject to immediate vesting when granted. Annual bonuses are granted in the first quarter of the following year. All share based awards are granted as a dollar amount based on a percentage of base salary and are accounted for using the same value. Grant date fair value of share-based awards is determined by multiplying the number of RSUs granted by the volume weighted average price of the common shares on the TSX for the five consecutive trading days immediately prior to the grant date. Grant values for share-based awards are calculated in Canadian Dollars and converted in the table above into US Dollars using the average exchange rate for the year in which they were granted.

(5) Reflects amounts paid in respect of the DPSP. Amounts paid into the DPSP for each of Messrs. MacLean, Barnard, Georgiou, Malowney and Dew are paid in Canadian Dollars, and were converted in the table above into US Dollars using the average exchange rate for the year in which they were paid.

Outstanding Option-Based Awards

The following table sets forth all outstanding stock option awards granted to the NEOs as of December 31, 2021. All awards are Performance Options with vesting criteria set to achieve certain strategic objectives. Based on Points' performance in 2021, 31.5% of the Performance Options have vested. See "Compensation Discussion and Analysis - Long-Term Incentives - Performance Options" above for more details.

Name	Number of securities underlying unexercised options (#)	Option exercise price (CDN$)	Option expiration date	Value of unexercised in-the-money options(1) ($)
Robert MacLean CEO	234,000	13.93	December 12, 2024	$1,004,264
Christopher Barnard President	234,000	13.93	December 12, 2024	$1,004,264
Erick Georgiou CFO	92,400	13.93	December 12, 2024	$396,555
Jay Malowney CCO	92,400	13.93	December 12, 2024	$396,555
Donald Dew CTO	65,000	15.51	September 23, 2025	$197,036

Notes:

(1) Based upon the closing price of the common shares on the TSX on December 31, 2021 of CDN$19.31 per common share and converted into US Dollars using the average exchange rate for the year.

Option Exercises During Fiscal 2021

Name	Shares acquired on exercise during the year (#)	Aggregate Value Realized ($)
Robert MacLean CEO	Nil	Nil
Christopher Barnard President	Nil	Nil
Erick Georgiou CFO	Nil	Nil
Jay Malowney CCO	Nil	Nil
Donald Dew CTO	Nil	Nil

Outstanding Share-Based Awards

The following table sets forth all outstanding share-based awards granted to the NEOs as of December 31, 2021. All awards (RSUs and PSUs) were granted under standard terms unless otherwise noted (See "Compensation Discussion and Analysis - Long-Term Incentives - Employee Share Unit Plan (ESUP) - Restricted Share Units" and "Compensation Discussion and Analysis - Long-Term Incentives - Employee Share Unit Plan (ESUP) - Employee Share Unit Plan (ESUP) - Performance Share Units" above for more details.).

Name	Number of units that have not vested (#)	Market value of unvested units ($)(1)	Market value of vested units not paid out ($)
Robert MacLean CEO	100,776 RSUs	$1,552,348	Nil
	14,649 PSUs	$0
Christopher Barnard President	60,059 RSUs	$925,145	Nil
	8,094 PSUs	$0
Erick Georgiou CFO	32,673 RSUs	$503,293	Nil
	4,960 PSUs	$0
Jay Malowney CCO	27,985 RSUs	$431,079	Nil
	4,090 PSUs	$0
Donald Dew CTO	17,651 RSUs	$271,895	Nil
	2,149 PSUs	$0

Notes:

(1) Based upon the closing price of the common shares on the TSX on December 31, 2021, of CDN$19.31 per common share and converted into US Dollars using the average exchange rate for the year. As the performance conditions have not yet been met for any PSUs, the PSUs have been calculated using the minimum payout factor of 0%. Actual amounts will vary depending on the performance of Points to such dates. Assuming performance at target (a 100% payout factor), the value of each of the NEOs' PSUs would be as follows: Robert MacLean $225,652; Christopher Barnard $124,679; Erick Georgiou $76,404; Jay Malowney $63,002; and Donald Dew $33,103.

Incentive Plan Awards

The following table sets forth the value of stock option and share-based awards that vested and the non-equity incentive plan compensation earned during the year ended December 31, 2021.

Name	Option-based awards - Value vested during the year(1) ($)	Share-based awards - Value vested during the year(2) ($)	Non-equity incentive plan compensation - Value earned during the year ($)
Robert MacLean CEO	Nil	839,246	Nil
Christopher Barnard President	Nil	531,594	Nil
Erick Georgiou CFO	Nil	214,711	Nil
Jay Malowney CCO	Nil	203,136	Nil
Donald Dew CTO	Nil	108,599	Nil

Notes:

(1) Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the TSX on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the average exchange rate for the year.

(2) Calculated by multiplying the number of units that vested during the year by the closing price of the common shares on the TSX on the date of vesting. The value vested is paid upon settlement of the applicable share-based awards in accordance with the terms and condition of the ESUP. Calculated in Canadian Dollars and converted to US Dollars at the average exchange rate for the year.

Termination and Change of Control Benefits

Robert MacLean, CEO

In the event the employment of Mr. MacLean is terminated by Points without cause and without notice, Points is required to pay Mr. MacLean 180% of his base salary. In such circumstances Mr. MacLean is also entitled to: (i) continued medical and dental benefits for 12 months; (ii) the accelerated vesting of all outstanding stock options (other than his Performance Options) and RSUs (other than his 2019 RSUs) that would have otherwise vested in the following 12 month period; (iii) the accelerated vesting of his 2019 RSUs and PSUs on a prorated basis according to the time lapsed in the vesting period and the total amount of time in the vesting period and, in the case of the PSUs, the adjustment of the performance period such that it ends at the date of termination ("Prorated Accelerated Vesting"); and (iv) continue to exercise any exercisable Performance Options until the earlier of the originally scheduled expiry date of such Performance Options or 90 days after the date he is terminated, provided that all unexercisable Performance Options would expire immediately upon his termination and would be automatically cancelled. In addition, upon a change of control of Points (whether by voting control, control of the Board or other change of control transaction), Mr. MacLean has the right to elect to terminate his employment and receive a lump-sum payment equal to 180% of his then current base salary. In the event Mr. MacLean elects to terminate his employment in such circumstances, he is also entitled to continued medical and dental benefits for 12 months. In the event of a change of voting control, or in the event Mr. MacLean elects to terminate his employment following a change of control of the Board or other change of control transaction, his RSUs (other than his 2019 RSUs) vest immediately. Mr. MacLean's 2019 RSUs do not contain any change of control provision. Mr. MacLean's PSUs vest at target immediately prior to a change of voting control or other change of control transaction. As discussed above, in the event of a change of control of Points, 75% of any outstanding Performance Options accelerate and become immediately exercisable and the remaining 25% only become exercisable if the Board, in its discretion, determines to accelerate them. Mr. MacLean does not hold any stock options other than Performance Options.

Christopher Barnard, President

In the event that Mr. Barnard's employment is terminated by Points without cause and without notice, Points is required to pay Mr. Barnard a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. Upon termination of Mr. Barnard's employment by Points for any reason other than cause, Mr. Barnard is also entitled to: (i) the immediate vesting of all outstanding stock options (other than his Performance Options) and RSUs (other than his 2019 RSUs); (ii) Prorated Accelerated Vesting of his 2019 RSUs and PSUs; and (iii) continue to exercise any exercisable Performance Options until the earlier of the originally scheduled expiry date of such Performance Options or 90 days after the date he is terminated, provided that all unexercisable Performance Options would expire immediately upon his termination and would be automatically cancelled. In addition, upon a change of control of Points (whether by voting control, control of the Board or other change of control transaction), Mr. Barnard has the right to elect to terminate his employment and receive a lump-sum payment equal to the greater of 100% of his then current base salary or his entitlement under applicable law. If Mr. Barnard exercises such right to terminate his employment, all of Mr. Barnard's outstanding stock options (other than any Performance Options) and RSUs (other than his 2019 RSUs) vest immediately. Mr. Barnard's 2019 RSUs do not contain any change of control provision. Mr. Barnard's PSUs vest at target immediately prior to a change of voting control or other change of control transaction. As discussed above, in the event of a change of control of Points, 75% of any outstanding Performance Options accelerate and become immediately exercisable and the remaining 25% only become exercisable if the Board, in its discretion, determines to accelerate them. Mr. Barnard does not hold any stock options other than Performance Options.

Erick Georgiou, CFO

In the event the employment of Mr. Georgiou is terminated by Points without cause and without notice, Points is required to pay Mr. Georgiou 12 months base salary plus 100% of the potential target bonus he is entitled to under Points' standard bonus plan. In such circumstances, Mr. Georgiou is also entitled to: (i) continued medical and dental benefits for 12 months; (ii) the accelerated vesting of all outstanding stock options (other than his Performance Options) and 2021 RSUs by a period of 12 months; (iii) Prorated Accelerated Vesting for all of his other share units; and (iv) continue to exercise any exercisable Performance Options until the earlier of the originally scheduled expiry date of such Performance Options or 90 days after the date he is terminated, provided that all unexercisable Performance Options would expire immediately upon his termination and would be automatically cancelled. Mr. Georgiou's RSUs (other than his 2019 RSUs) vest immediately upon the effective time of a change of voting control. Mr. Georgiou's 2019 RSUs do not contain any change of control provision. Mr. Georgiou's PSUs vest at target immediately prior to a change of voting control or other change of control transaction. As discussed above, in the event of a change of control of Points, 75% of any outstanding Performance Options accelerate and become immediately exercisable and the remaining 25% only become exercisable if the Board, in its discretion, determines to accelerate them. Mr. Georgiou does not hold any stock options other than Performance Options.

Jay Malowney, CCO

In the event the employment of Mr. Malowney is terminated by Points without cause and without notice, Points is required to pay Mr. Malowney 12 months base salary plus 100% of the potential target bonus he is entitled to under Points' standard bonus plan. In such circumstances, Mr. Malowney is also entitled to: (i) continued medical and dental benefits for 12 months; (ii) the accelerated vesting of all outstanding stock options (other than his Performance Options) and 2021 RSUs by a period of 12 months; (iii) Prorated Accelerated Vesting for all of his other share units; and (iv) continue to exercise any exercisable Performance Options until the earlier of the originally scheduled expiry date of such Performance Options or 90 days after the date he is terminated, provided that all unexercisable Performance Options would expire immediately upon his termination and would be automatically cancelled. Mr. Malowney's RSUs (other than his 2019 RSUs) vest immediately upon the effective time of a change of voting control. Mr. Malowney's 2019 RSUs do not contain any change of control provision. Mr. Malowney's PSUs vest at target immediately prior to a change of voting control or other change of control transaction. As discussed above, in the event of a change of control of Points, 75% of any outstanding Performance Options accelerate and become immediately exercisable and the remaining 25% only become exercisable if the Board, in its discretion, determines to accelerate them. Mr. Malowney does not hold any stock options other than Performance Options.

Donald Dew, CTO

In the event the employment of Mr. Dew is terminated by Points without cause and without notice, Points is required to pay Mr. Dew six months base salary plus 100% of the potential target bonus he is entitled to under Points' standard bonus plan for such period. In such circumstances, Mr. Dew is also entitled to: (i) continued medical and dental benefits for six months; (ii) the accelerated vesting of all outstanding stock options (other than his Performance Options) and his 2021 RSUs by a period of 12 months; (iii) Prorated Accelerated Vesting for all of his other share units; and (iv) continue to exercise any exercisable Performance Options until the earlier of the originally scheduled expiry date of such Performance Options or 90 days after the date he is terminated, provided that all unexercisable Performance Options would expire immediately upon his termination and would be automatically cancelled. Mr. Dew's RSUs (vest immediately upon the effective time of a change of voting control. Mr. Dew's PSUs vest at target immediately prior to a change of voting control or other change of control transaction. As discussed above, in the event of a change of control of Points, 75% of any outstanding Performance Options accelerate and become immediately exercisable and the remaining 25% only become exercisable if the Board, in its discretion, determines to accelerate them. Mr. Dew does not hold any stock options other than Performance Options.

The following table summarizes the estimated incremental compensation to the NEOs triggered by the respective events set forth below. Unless otherwise stated, it is assumed that the event took place on December 31, 2021.

Name	Triggering Event	Total Incremental Compensation ($)	Severance / Termination Benefit ($)	Stock Options(1) ($)	Share Units(1) ($)
Robert MacLean CEO	Term. w/o Cause/Notice	1,783,201	861,536	Nil	921,665
	Change of Voting Control	3,121,487	861,536(2)	753,199	1,506,752
	Other Change of Control	3,121,487	861,536(2)	753,199	1,506,752
Christopher Barnard President	Term. w/o Cause/Notice	2,360,302	352,592(3)	1,004,266	1,003,444
	Change of Voting Control	1,974,912	352,592(4)	753,199	869,121
	Other Change of Control	1,974,912	352,592(4)	753,199	869,121
Erick Georgiou CFO	Term. w/o Cause/Notice	706,893	427,776	Nil	279,117
	Change of Voting Control	790,664	Nil	297,417	493,247
	Other Change of Control	790,664	Nil	297,417	493,247
Jay Malowney CCO	Term. w/o Cause/Notice	678,982	440,939	Nil	238,043
	Change of Voting Control	713,227	Nil	297,417	415,810
	Other Change of Control	713,227	Nil	297,417	415,810
Donald Dew CTO	Term. w/o Cause/Notice	339,942	191,452	Nil	148,490
	Change of Voting Control	441,742	Nil	147,778	293,964
	Other Change of Control	441,742	Nil	147,778	293,964

Notes:

(1) Calculated for all vested options, RSUs and PSUs assuming such options and units were exercised and sold on December 31, 2021, based upon the closing price of the common shares on the TSX on December 31, 2021 of CDN$19.31 per common share and converted into US Dollars using the average exchange rate for the year. Calculation assumes that, in the event of a change of control, 75% of any Performance Options accelerate and that the Board does not exercise its discretion to accelerate the remaining 25%.

(2) Calculation assumes that Mr. MacLean exercises his right to terminate his employment and receive the benefits in his employment agreement.

(3) Calculation assumes that Mr. Barnard would not be entitled to additional compensation under applicable law beyond 100% of his base salary.

(4) The calculations for Mr. Barnard assume that he would not be entitled to additional compensation under applicable law beyond 100% of his base salary and that he elects to exercise his right to terminate his employment and receive the benefits in his employment agreement.

Compensation of Directors

Director Compensation Review

We periodically review the compensation for Directors who are not also executive officers ("Outside Directors") to ensure it is competitive, and engage independent compensation consultants to assist with benchmarking.

In 2018, WTW was retained to review the structure and level of compensation for Outside Directors. The review included a benchmarking of compensation to a peer group of companies as well as a review of Points' share ownership guidelines for Outside Directors. As a result of the recommendations of WTW, the Board approved certain changes to Outside Director compensation to align it with the market median. These changes were phased in over 2019 and 2020.

Outside Director Compensation

Outside Directors are paid an annual retainer and other work and meeting related fees in accordance with their level of participation.

	Annual Retainer (Chair) (CDN$)	Annual Retainer (Non Chair) (CDN$)
Board of Directors	240,000(1)	146,000
Audit Committee	18,000	10,000
Human Resources and Corporate Governance Committee	18,000	10,000

Note:

(1) Mr. Adams, as Chair of Board does not receive any additional annual retainer for membership in committees.

Annual retainer fees are paid 30% in cash and 70% in RSUs under the ESUP with vesting in full on the first anniversary of the grant date and immediately vesting in full upon a change in voting control of Points. Starting in 2020, the RSU Grants have been granted during the second quarter of Points' financial year and vesting is aligned with the following year's annual shareholder meeting. Outside Directors are also reimbursed for reasonable out-of-pocket expenses for attending Board and committee meetings in person.

Director Compensation Table

The following table sets forth the compensation paid to or earned by the Outside Directors during the fiscal year ended December 31, 2021. Messrs. MacLean and Barnard are Points' CEO and President, respectively, and are currently directors of Points. Accordingly, they do not receive any additional compensation for their role as directors of Points.

Name	Fees earned(1) ($)	Share-based awards(2) ($)	Total compensation(3) ($)
David Adams	57,436	134,017	191,453
Michael Beckerman	37,333	87,111	124,444
Bruce Croxon	37,333	87,111	124,444
Jane Skoblo	37,333	87,111	124,444
John Thompson	41,641	97,162	138,803
Leontine van Leeuwen-Atkins	39,248	91,578	130,826

Notes:

(1) Calculated as the cash portion of retainer fees paid for participation occurring in 2021. Such fees are paid quarterly in arrears in Canadian Dollars and were translated to US Dollars at the average exchange rate for the year.

(2) Share-based awards are granted as a dollar amount and accounted for using the same value. Grant values for these share-based awards are calculated in Canadian Dollars and converted into US Dollars using the average exchange rate for the year in which they were granted.

(3) Does not include reimbursement of out-of-pocket expenses incurred for the purpose of attending Board and committee meetings.

Outstanding Director Option-Based and Share-Based Awards

The following table sets forth all outstanding stock option awards and share-based awards granted to the Outside Directors as of December 31, 2021. All awards were granted under standard terms unless otherwise noted.

	Option-Based Awards				Share-Based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (CAD$)	Option expiration date	Value of unexercised in-the-money options ($)	Number of units that have not vested (#)	Market value of unvested units(1) ($)
David Adams	Nil	Nil	Nil	Nil	8,204	126,374
Michael Beckerman	Nil	Nil	Nil	Nil	5,333	82,149
Bruce Croxon	Nil	Nil	Nil	Nil	5,333	82,149
Jane Skoblo	Nil	Nil	Nil	Nil	5,333	82,149
John Thompson	Nil	Nil	Nil	Nil	5,948	91,623
Leontine van Leeuwen-Atkins	Nil	Nil	Nil	Nil	5,606	86,355

Notes:

(1) Based upon the closing price of the common shares on the TSX on December 31, 2021 of CDN$19.31 per common share and converted into US Dollars using the average exchange rate for the year.

Director Incentive Plan Awards

The following table sets forth the value of the stock option and share-based awards granted to the Outside Directors that vested during the fiscal year ended December 31, 2021.

Name	Option-based awards - Value vested during the year ($)(1)	Share-based awards - Value vested during the year ($)(2)
David Adams	31,649	276,376
Michael Beckerman	3,959	179,647
Bruce Croxon	69,349	179,647
Jane Skoblo	Nil	179,647
John Thompson	87,539	200,364
Leontine van Leeuwen-Atkins	Nil	188,854

Notes:

(1) Calculated by multiplying the number of options that vested during the year by the difference between the exercise price and the closing price of the common shares on the TSX on the date of vesting. Calculated in Canadian Dollars and converted to US Dollars at the closing exchange rate in effect on the date of vesting of the applicable options.

(2) Calculated by multiplying the number of RSUs that vested during the year by the closing price of the common shares on the TSX on the date of vesting. The value vested is paid upon settlement of the applicable share-based awards in accordance with the terms and condition of the ESUP. Calculated in Canadian Dollars and converted to US Dollars at the average exchange rate for the year.

Share Ownership Guidelines

We have adopted a share ownership policy to more closely align the members of the Board and certain members of senior management with the interests of shareholders.

The share ownership policy requires directors, NEOs and certain other members of senior management to own, directly or indirectly, a minimum number of common shares and/or RSUs based on targets varying by position level. The directors and members of senior management subject to the policy are required to achieve the ownership requirements by the fifth anniversary of the date that such individuals first become subject to the policy. The following table sets forth the ownership requirements for the directors and the NEOs:

Position	Ownership Requirement
CEO	3 times base salary
Other NEOs	1 times base salary
Outside Directors	3 times annual retainer

For purposes of determining compliance with the ownership requirements, ownership levels are calculated annually as at the last trading day of February of the current calendar year (or such other date as may be determined by the Board). The value of common shares and/or RSUs as of the applicable calculation date is based on the greater of (i) the volume weighted average price of Points' common shares on the TSX for the five consecutive trading days immediately preceding the calculation date, (ii) the volume weighted average price of Points' common shares on the TSX for the five consecutive trading days immediately preceding December 31 of the most recent calendar year and (iii) the acquisition cost (in the case of common shares) and/or grant date value (in the case of RSUs), as applicable, of the common shares and/or RSUs.

The following table sets out the ownership levels of common shares and/or RSUs held by each director and NEO of Points as of February 28, 2022:

Name	Common Shares	RSUs(1)	Total	Value(2)	Meets Share Ownership Requirement(3)
David Adams	31,841	8,204	40,045	$742,141	Yes
Christopher Barnard	245,259	60,059	305,318	$5,658,359	Yes
Michael Beckerman	29,355	5,333	34,688	$642,861	Yes
Bruce Croxon	36,344	5,333	41,677	$772,386	Yes
Erick Georgiou	20,572	32,673	53,245	$986,772	Yes
Robert MacLean	297,893	100,776	398,669	$7,388,403	Yes
Jay Malowney	61,860	27,985	89,845	$1,665,068	Yes
Jane Skoblo	9,345	5,333	14,678	$272,023	Has until May 2024 to meet guideline
John Thompson	201,984	5,948	207,932	$3,853,536	Yes
Leontine van Leeuwen-Atkins	10,311	5,606	15,917	$294,985	Has until May 2024 to meet guideline

Notes:

(1) On vesting, RSUs are settled through common shares delivered from a share purchase trust (net of any applicable taxes, which are paid in cash by Points) - See above under heading "Employee Share Unit Plan (ESUP) - Overview".

(2) Calculated in accordance with the share ownership policy. Calculated in Canadian Dollars and converted to US Dollars at the average exchange rate for the year.

(3) Share Ownership Requirement compliance is required by the fifth anniversary of the date that such individual first becomes subject to the Share Ownership Policy. Note, Share Ownership Policy was implemented in 2017.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

Plan Category	Number of common shares to be issued upon exercise of outstanding options (#)	Weighted-average exercise price of outstanding options ($)	Number of common shares remaining available for future issuance under equity compensation plans (excluding options, warrants and rights issued and outstanding) (#)
Stock Option Plan(1)	997,200	14.63	532,660(2)

Notes:

(1) Table amounts are calculated as of December 31, 2021. The Stock Option Plan was approved by the shareholders of Points. Options issued under the Stock Option Plan are exercisable for common shares of Points in accordance with the terms of the plan. Weighted-average exercise price of outstanding Options are calculated in Canadian Dollars and converted into US Dollars at the closing exchange rate on December 31, 2021.

(2) Following May 9, 2022, further option grants will not be exercisable for common shares unless shareholder approval is first obtained. See "Summary of Stock Option Plan" below.

Summary of Stock Option Plan

Points maintains a stock option plan (the "Stock Option Plan") which was first approved by shareholders at our 2016 annual and special meeting of shareholders. Every three years, all unallocated common shares under the Stock Option Plan must be submitted for approval to the Board and thereafter the shareholders of Points in order for Points to grant additional options. The unallocated entitlements under the Stock Option Plan were last approved by shareholders on May 9, 2019. We will not be seeking shareholder approval of unallocated options under the Stock Option Plan at the Meeting. As a result, following May 9, 2022, there will no longer be any unallocated grants in our option pool and we will not be able to make further grants of options until shareholder approval is obtained. See "Long-Term Incentives - Stock Option Plan".

Pursuant to the Stock Option Plan, we may grant options ("Options") for the purchase of common shares to any employee (including any employee that is also a director) or consultant of Points or any of its affiliates.

On November 13, 2019, the Board amended the Stock Option Plan to remove the eligibility of Outside Directors to receive option grants. This amendment was permitted pursuant to the terms of the plan and did not require shareholder approval. The amendment does not affect any options that were granted to Outside Directors prior to the effective date of the amendment. A copy of the amended Stock Option Plan is available on SEDAR at www.sedar.com and www.sec.gov.

The purpose of the Stock Option Plan is to attract, retain and reward individuals who are expected to contribute significantly to the success of Points and its affiliates, to incentivize such individuals to perform at the highest level, to strengthen the mutuality of interests between such individuals and Points and, in general, to further the best interests of Points and its shareholders. The number of common shares available for issuance under the Stock Option Plan shall not exceed the greater of: (i) 1,529,860 (being 10% of the common shares issued and outstanding on March 2, 2016); and (ii) 10% of the common shares issued and outstanding on any date after March 2, 2016, in each case (A) less the number of common shares issuable under awards granted under all other security based compensation arrangements of Points, (B) subject to the "evergreen" features of the Stock Option Plan described below and (C) the ability of the Board to make appropriate adjustments under the anti-dilution provisions of the Stock Option Plan. As of December 31, 2021, 1,529,860 common shares is greater than 10% of the issued and outstanding common shares and, accordingly, the maximum number of common shares available for issuance under the Stock Option Plan is 1,529,860 common shares. The maximum number of common shares issuable to insiders, at any time, under the Stock Option Plan and all other security based compensation arrangements of Points is 10% of Points' total issued and outstanding common shares, and the number of common shares issued to insiders within any one-year period under the Stock Option Plan and all other security based compensation arrangements of Points may not exceed 10% of the then issued and outstanding common shares of Points.

As of December 31, 2021, the total number of common shares available for grant under the Stock Option Plan is 532,660 (representing 3.6% of the issued and outstanding common shares). Every three years, all unallocated common shares under the Stock Option Plan must be submitted for approval to the Board and thereafter the shareholders of Points. As discussed above, we will not be seeking shareholder approval to approve the unallocated options under the Stock Option Plan. As a result, following May 9, 2022, there will no longer be any unallocated grants in our option pool and we will not be able to make further grants of options until shareholder approval is obtained.

As of December 31, 2021: (i) 20,918 common shares have been issued under the Stock Option Plan; and (ii) the total number of common shares issuable pursuant to outstanding Options is 997,200 representing 6.7% of the outstanding common shares.

The annual burn rate under the Stock Option Plan (being the number of Options granted during the applicable fiscal year divided by the weighted average number of common shares outstanding for such fiscal year) was 2.6% for the fiscal year ended December 31, 2019, 0% for the fiscal year ended December 31, 2020 and 0% for the fiscal year ended December 31, 2021. No Options were issued under the Stock Option Plan in 2020 or 2021.

Any common shares that are subject to an Option or an option granted under any other security based compensation arrangement of Points that is exercised, expires, is forfeited, is settled, is cancelled or terminated, and any common shares representing the difference between the number of shares in respect of which Option is exercised in accordance with the "cashless exercise" provisions of the Stock Option Plan and the number of shares required to be issued upon such exercise under those provisions, will again become available for grant under the Stock Option Plan. As a result of the features described above in this paragraph, the Stock Option Plan is considered to be an "evergreen" plan.

The exercise price of the Options is fixed by the Board at the grant date and may not be less than the "market price" on the date of the grant as determined in accordance with the Stock Option Plan and applicable stock exchange rules. Pursuant to the Stock Option Plan, "market price" is defined as the volume weighted average trading price on the TSX for the five consecutive trading days preceding the grant date. Options vest at the discretion of the Board, which vesting schedule is generally fixed at the time of the grant by the Board. Options granted under the Stock Option Plan may have a term of up to 10 years, subject to an extension of the scheduled expiry date in the event the option would otherwise expire during a "blackout period" to the 10th business day following the expiration of the "blackout period". Options granted under the Stock Option Plan are not transferable or assignable, other than in the case of death as set out in the Stock Option Plan. The Stock Option Plan allows for the cashless exercise of Options upon surrender of an Option, or any portion thereof, in lieu of exercising the same, if the holder of the Options (a "Holder") so elects.

Unless otherwise permitted by the Board, upon (i) in the case of an employee that is a Holder, termination of such Holder's employment for any reason other than for cause (including voluntary resignation, retirement or death), (ii) in the case of a director of Points that is a Holder, such Holder ceasing to hold office as a result of removal by the shareholders or voluntary resignation and (iii) in the case of a consultant of Points that is a Holder and whose consulting agreement or arrangement with Points is terminated for any reason other than for breach or default of the consulting agreement or arrangement (including voluntary termination or death), any unvested Options held by the Holder as at the termination date immediately expire and all vested options held by the Holder as at the termination date may be exercised until the earlier of: (A) the expiry date of the Options; or (B) 90 days after the termination date (provided that the termination is not due to criminal act, or in the case of a director, breach of fiduciary duty, as applicable, in which case all vested Options will immediately expire), after which time all Options will expire. Unless otherwise permitted by the Board, upon termination of a Holder's employment for cause or termination of a Holder's consulting agreement or arrangement with Points for breach or default of the consulting agreement or arrangement, all Options (whether vested or unvested) held by the Holder as at the termination date immediately expire.

In the event of a "change of control" of Points, the Board may, in its discretion, accelerate the vesting of all unvested Options such that they become immediately exercisable and, if requested by the Holder, Points will pay each Holder an amount in cash equal to the whole number of common shares covered by the holder's Options multiplied by the amount by which the price paid for a common share pursuant to the change of control transaction exceeds the exercise price of the Options, net of any withholding taxes and source deductions. Points will pay the foregoing amounts contemporaneously with completion of the transaction resulting in the change of control.

The Stock Option Plan specifies the types of amendments to the provisions of the Stock Option Plan and any Option granted thereunder that will and will not require the approval of shareholders in order to be effective. Subject to those amendments which specifically require shareholder approval (described below) and any required regulatory approval, the Board may amend the Stock Option Plan and any outstanding Option without the consent of shareholders for any purpose, including, without limitation, to: (i) ensure continuing compliance with applicable laws, regulations, requirements, rules or policies of any governmental or regulatory authority or stock exchange; (ii) amendments of a "housekeeping" nature, including amendments relating to the administration of the Stock Option Plan or to eliminate any ambiguity or correct or supplement any provision herein which may be incorrect or incompatible with any other provision thereof; (iii) change the vesting and exercise provisions of the Stock Option Plan or any Option in a manner which does not entail an extension beyond the originally scheduled expiry date for any applicable Option, including to provide for accelerated vesting and early exercise of any Options deemed necessary or advisable in the Board's discretion; (iv) change the termination provisions of the Stock Option Plan or any Option which, in the case of an Option, does not entail an extension beyond an Option's originally scheduled expiry date; (v) change the provisions on transferability of Options for normal estate settlement purposes; (vi) change the process by which a Holder who wishes to exercise his or her Option can do so, including the required form of payment for the common shares being purchased, the form of exercise notice and the place where such payments and notices must be delivered; and (vii) add a conditional exercise feature which would give participants the ability to conditionally exercise in certain circumstances determined by the Board in its discretion, at any time up to a date determined by the Board in its discretion, all or a portion of those Options granted to such participants which are then vested and exercisable in accordance with their terms, as well as any unvested Options which the Board has determined shall be immediately vested and exercisable in such circumstances.

In addition to such amendments as may require shareholder approval under applicable laws, the approval of shareholders will be required for the following amendments, in each case unless the amendment results from the application of the anti-dilution provisions of the Stock Option Plan: (i) any amendment to the amendment provisions of the Stock Option Plan which is not an amendment within the nature of paragraphs (i) or (ii) in the preceding paragraph requiring the approval of the Board only; (ii) any amendment to increase the maximum number of common shares issuable under the Stock Option Plan; (iii) any amendment that would reduce the option price of an outstanding Option (including a cancellation and reissue of an Option constituting a reduction in the option price) or extension of the period during which an Option may be exercised; (iv) any amendment to remove or exceed the plan limits described herein; (v) any amendment to expand the eligibility criteria under the Stock Option Plan; and (vi) any amendment to the provisions of the Stock Option Plan that would permit Options to be transferred or assigned other than for normal estate settlement purposes.

INDEBTEDNESS OF DIRECTORS, OFFICERS AND EMPLOYEES

As at the date of this Circular, no executive officer, director or employee of Points (or any former executive officer, director or employee) is indebted to (i) Points or any of its subsidiaries, or (ii) any other entity which is the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by Points or any of its subsidiaries.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

We are not aware of any material interests, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or executive officer or any shareholder holding more than 10% of the voting rights attached to the common shares or any associate or affiliate of any of the foregoing in any transaction in the preceding financial year or any proposed or ongoing transaction of Points which has or will materially affect Points or any of its subsidiaries.

NORMAL COURSE ISSUER BID

In September 2021, the TSX accepted Points' Notice of Intention to Make a Normal Course Issuer Bid (the "2021 Notice"). Pursuant to the 2021 Notice, we have the ability to repurchase up to 746,992 of our common shares (the "2021 Repurchase"), representing approximately 5% of our issued and outstanding common shares as of August 31, 2021. In connection with the 2021 Repurchase, we entered into an automatic share purchase plan with a broker to facilitate repurchases of our common shares. Under the automatic share purchase plan, our broker may repurchase common shares at times when we would ordinarily not be permitted to due to regulatory restrictions or self-imposed blackout periods. Repurchases will be made from time to time at the broker's discretion, based upon parameters by the parties' written agreement. The 2021 Repurchase commenced on September 9, 2021 and will terminate on September 8, 2022.

Common share repurchases may be effected through the facilities of the NASDAQ Capital Market ("NASDAQ"), the TSX or other alternative trading systems in the United States and Canada. All purchases of common shares will be made in accordance with applicable securities laws and stock exchange rules of the United States and Canada. Repurchases on NASDAQ will be at the market price at the time of purchase in compliance with applicable securities laws of the United States and Repurchases on the TSX will be at the market price at the time of purchase in accordance with the rules and policies of the TSX. Purchases may also be made through other alternative trading systems in the United States or Canada, or by such other means as may be permitted by the TSX, NASDAQ and applicable law. Subject to regulatory requirements, the actual number of common shares purchased and the timing of such purchases, if any, will be determined by our broker having regard to future price movements and other factors, including the parameters prescribed by the parties' written agreement.

Points did not purchase any common shares under its previous normal course issuer bid. Points' previous normal course issuer bid commenced on September 9, 2020 and terminated on September 8, 2021.

Shareholders may receive a copy of the 2021 Notice, without charge, by contacting us.

SHAREHOLDER PROPOSALS

Pursuant to section 137(5)(a) of the CBCA, any notice of a shareholder proposal intended to be raised at the Meeting must have been submitted to us at our registered office, to the attention of the Secretary, on or before December 24, 2021. We did not receive any shareholder proposals for the Meeting. Additionally, any notice of a shareholder proposal intended to be raised at our next annual meeting must be submitted to us at our registered office, to the attention of the Secretary, on or before December 23, 2022, to be considered for inclusion in the management information circular to be furnished in connection with the solicitation by, or on behalf of, the management of Points of proxies to be used at the next annual meeting.

It is our position that shareholder proposals need be recognized only if made in accordance with the foregoing procedure and the provisions of the CBCA.

GENERAL PROXY INFORMATION

Record Date and Quorum

The Board has fixed the close of business on March 24, 2022 as the Record Date, being the date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting. The presence of at least one person holding or representing by proxy not less than 15% of the total number of the issued shares of Points entitled to vote at the Meeting is required to constitute a quorum at the Meeting. Shareholders participating in the Meeting virtually are deemed to be present at the Meeting for all purposes, including quorum.

Accessing and Voting at the Virtual Meeting

The Meeting will be hosted online by way of a live webcast. Shareholders will not be able to attend the Meeting in person. The Computershare platform will allow registered shareholders and duly appointed proxyholders, including non-registered shareholders who have duly appointed themselves, to participate, ask questions, and vote at the virtual Meeting. Guests, including non-registered shareholders that have not duly appointed themselves as proxyholder, can login to the virtual Meeting as a guest. Guests may listen to the virtual Meeting but will not be entitled to vote or ask questions. A summary of the information shareholders or their duly appointed proxyholders will need to attend the virtual Meeting is provided below. The Meeting will begin at 2:00 p.m. (Eastern Time) on Wednesday May 11, 2022.

  Registered shareholders that have a 15 digit control number located on the form of proxy, along with duly appointed proxyholders, including non-registered shareholders that have appointed themselves as proxyholders, who were provided an Invitation Code by Computershare after the voting deadline has passed, will be able to vote and submit questions during the virtual Meeting. To do so, please go to https://meetnow.global/MMX4CLG prior to the start of the virtual Meeting to login. Click on "Shareholder" and enter your 15-digit control number or click on "Invitation Code" and enter your Invitation Code.

  Non-registered shareholders who have not appointed themselves to vote at the virtual Meeting will only be able to attend as a guest which allows them to listen to the virtual Meeting. By logging in as a guest, you will not be able to vote or submit questions. In order to login as a guest, please go to https://meetnow.global/MMX4CLG and click on "Guest" and complete the online form.

  If you are using a 15-digit control number or an Invitation Code to login to the virtual Meeting, you will not be revoking any previously submitted proxies. However, if you vote on a ballot you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Meeting. You may also choose to enter the Meeting as a guest.

If you are eligible to vote at the Meeting, it is important that you are connected to the internet at all times during the virtual Meeting in order to vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the virtual Meeting. You will also need the latest version of any of Chrome, Safari, Edge or Firefox. In order to participate online, shareholders must have a valid 15-digit control number and proxyholders, including non-registered shareholders who have appointed themselves as proxyholders, must have received an email from Computershare containing an Invitation Code.

If you have questions regarding your ability to participate at the Meeting or would like assistance in the event you encounter difficulties during the registration process or while accessing and attending the Meeting, please contact Computershare at 888-724-2416 (or at 781-575-2748 for international calls).

Registered shareholders may vote at the virtual Meeting by completing a ballot that will be made available on the virtual interface during the Meeting, as further described below under the section entitled "How to Vote - Registered Shareholders - Voting at the Meeting". Non-registered shareholders who have not duly appointed themselves as proxyholder will not be able to vote or communicate at the Meeting but will be able to participate as a guest. This is because Points and Computershare do not have a record of the non-registered shareholders, and, as a result, have no knowledge of non-registered shareholdings or entitlements to vote unless non-registered shareholders appoint themselves as proxyholder in accordance with the below section entitled "How to Vote - Non-Registered Shareholders - Voting at the Meeting or Appointing a Third Party as Proxy".

If you are a registered shareholder and wish to appoint a third party proxyholder to vote on your behalf at the Meeting, you must appoint such proxyholder by inserting their name in the space provided on the form of proxy accompanying this Circular and follow all of the instructions below under "How to Vote - Registered Shareholders - Appointing a Third Party as Proxy", within the prescribed deadline.

If you are a non-registered shareholder and wish to participate and vote at the Meeting, you must first appoint yourself as proxyholder by inserting your own name in the space provided on the voting instruction form provided to you and follow all of the instructions set out therein and below under the section entitled "How to Vote - Non-Registered Shareholders - Voting at the Meeting or Appointing a Third Party as Proxy", within the prescribed deadline and then register yourself as proxyholder. Intermediaries (as defined below) may set deadlines for voting that are further in advance of the Meeting than those set out in this Circular.

In all cases, all proxies must be received and all proxyholders must be registered before 2:00 p.m. (Eastern Time) on May 9, 2022, or, not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the city of Toronto) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

Asking Questions and Making Motions

At the Meeting, questions and motions can be submitted by any registered shareholder or duly appointed proxyholder, including non-registered shareholders that have appointed themselves as proxyholder, using the instant messaging service on the Meeting's virtual interface. Guests cannot submit questions or make motions. Once received, the Chair, or another member of the management or Board present at the Meeting, will read your question or motion out loud to the Meeting.

How to Vote

The manner in which you vote your common shares depends on whether you are a registered shareholder or a non-registered shareholder. You are a registered shareholder if you have a share certificate issued in your name and you appear as the registered shareholder on the books of Points. You are a non-registered shareholder if your common shares are registered in the name of an intermediary, generally being a bank, trust company, investment dealer, clearing agency or other institution (collectively "Intermediaries", and each an "Intermediary").

Registered Shareholders

As a registered shareholder, you may vote by: (i) attending the Meeting virtually, (ii) appointing a proxyholder designated by Points in the form of proxy as your proxyholder, (iii) appointing a third party as your proxyholder by following the procedures below, or (iv) mail, telephone or Internet.

Voting at the Meeting

If you are a registered shareholder, in order to vote you will need the control number located on the form of proxy that has been provided to you with this Circular. Once you have identified your control number, follow the instructions in the above section entitled "Accessing and Voting at the Virtual Meeting" to participate in the Meeting.

Appointing a Proxy Designated by Points

Voting by proxy is the easiest way for registered shareholders to vote at the virtual Meeting. As a registered shareholder, you have received a form of proxy in this package. Registered shareholders are requested to vote their shares in accordance with the instructions on the form of proxy for use at the Meeting or any adjournment(s) or postponement(s) thereof.

As a registered shareholder, you should submit your form of proxy in sufficient time to ensure your votes are received by the offices of Computershare, attention: proxy department, 8th floor, 100 University Avenue, Toronto Ontario M5J 2Y1 to arrive no later than 2:00 p.m. (Eastern Time) on May 9, 2022, or not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the city of Toronto) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof, provided however, that the Chair of the Meeting may, in his or her sole discretion, accept proxies delivered to him or her up to the time when any vote is taken at the Meeting or any adjournment(s) or postponement(s) thereof, or in accordance with any other manner permitted by law.

Appointing a Third Party as Proxy

You may appoint a person or company other than the proxyholders designated by Points on your form of proxy to represent you and vote on your behalf at the Meeting. This person does not need to be a shareholder to be appointed as your proxyholder. To do so, strike out the names of the proxyholders designated by Points printed on the form of proxy and write the name of the person that you are appointing in the space provided. Follow the voting instructions included on the form of proxy and then sign and date the form of proxy. Once complete, return the form of proxy to the offices of Computershare, attention: proxy department, 8th floor, 100 University Avenue, Toronto Ontario M5J 2Y1 to arrive no later than 2:00 p.m. (Eastern Time) on May 9, 2022, or not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the city of Toronto) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof, provided however, that the Chair of the Meeting may, in his or her sole discretion, accept proxies delivered to him or her up to the time when any vote is taken at the Meeting or any adjournment(s) or postponement(s) thereof, or in accordance with any other manner permitted by law.

In addition, in order for your proxyholder to attend and participate in the Meeting, you must submit your proxy prior to registering your proxyholder. Registering your proxyholder is an additional step once you have submitted your proxy or voting instruction form. Failure to register the proxyholder will result in the proxyholder not receiving an Invitation Code to participate at the Meeting. To register a proxyholder, shareholders MUST visit http://www.computershare.com/Points by no later than 2:00 p.m. (Eastern Time) on May 9, 2022 and provide Computershare with their proxyholder's contact information, so that Computershare may provide the proxyholder with an Invitation Code via email. Once your proxyholder receives their Invitation Code, your proxyholder must follow the instructions in the above section entitled "Accessing and Voting at the Virtual Meeting" to participate at the Meeting.

Failure to register the proxyholder will result in the proxyholder not receiving their Invitation Code to participate in the virtual Meeting. Without an Invitation Code, your proxyholder will not be able to ask questions or vote at the virtual Meeting.

Voting by Mail, Telephone or Internet

If you do not plan to participate at the virtual Meeting, or you do not intend to nominate a proxyholder to vote at the virtual Meeting in your place, you can vote by proxy in any of the following ways:

  By Mail: Complete, date and sign the form of proxy in accordance with the instructions included on the form of proxy. Return the completed form of proxy in the envelope provided to Computershare, attention: proxy department, 8th floor, 100 University Avenue, Toronto Ontario M5J 2Y1.
  By Telephone: Call Computershare at 1-866-732-8683 (for shareholders outside of Canada and the United States, call 312-588-4290) and follow the voice instructions. You will need your control number, which can be found on your form of proxy.
  By Internet: Follow the instructions for internet voting on the form of proxy.

To be voted at the Meeting, proxies must be received by Computershare no later than 2:00 p.m. (Eastern Time) on May 9, 2022, or not later than forty-eight (48) hours (excluding Saturdays, Sundays and statutory holidays in the city of Toronto) prior to the time set for the Meeting or any adjournment(s) or postponement(s) thereof.

Non-Registered Shareholders

If you are a non-registered shareholder, you have received a voting instruction form in this package. Non-registered shareholders may vote (i) through their Intermediary in accordance with the instructions provided by their Intermediary, (ii) at the Meeting by appointing themselves or a third party as proxyholder by following the procedures below, or (iii) by mail, telephone or Internet as permitted and described in the voting instruction form provided to you. Each Intermediary has its own procedures and deadlines which should be carefully followed by non-registered shareholders to ensure that their common shares are voted by their Intermediary on their behalf at the virtual Meeting.

Voting Through Your Intermediary

To vote your common shares held through an Intermediary at the virtual Meeting or any adjournment(s) or postponement(s) thereof, you must carefully follow the instructions on the voting instruction form provided by your Intermediary. Intermediaries may set deadlines for voting that are further in advance of the Meeting than those set out in this Circular. Please contact your Intermediary if you did not receive a voting instruction form or have any questions about how to participate or vote at the virtual Meeting.

Voting at the Meeting or Appointing a Third Party as Proxy

If you are a non-registered shareholder and wish to participate and vote at the Meeting or appoint a third party proxyholder to participate and vote on your behalf at the Meeting, you must appoint yourself or another person or company, as applicable, as proxyholder please see the information under the headings "Appointment a Third Party as Proxy" below for details. If you are appointing yourself as proxyholder do not complete the voting section on the voting instruction form, as your vote will be taken at the Meeting, and return the voting instruction form to your Intermediary in the envelope provided. If you appoint a proxyholder other than the proxyholder designated by Points, please make them aware and ensure they will participate at the Meeting and have received their Invitation Code prior to the Meeting. Your proxyholder must vote your common shares in accordance with your instructions at the Meeting. If your proxyholder does not attend the Meeting, your common shares will not be voted. Appointing yourself or a third party as proxyholder must be completed before registering such proxyholder, which is an additional step to be completed once you have submitted your voting instruction form, as described below.

Step 1: If you are a non-registered shareholder who wishes to appoint yourself or a third party as your proxyholder, you must first insert your name or the name of the person or company you wish to appoint as proxyholder in the blank space provided in the voting instruction form (if permitted) and follow the instructions set out in the voting instruction form by your Intermediary for submitting such voting instruction form. By doing so, you are instructing your Intermediary to appoint yourself or a third party (as applicable) as your proxyholder. It is important that you comply with the signature and return instructions provided in the voting instruction form by your Intermediary and return the voting instruction form in accordance with those instructions, within the prescribed deadline.

A non-registered shareholder located outside of Canada (including non-registered shareholders located in the United States) wishing to participate and vote at the Meeting or, if permitted, wishing to appoint a third party as their proxyholder may be required, in addition to the steps described above and below, to obtain a valid legal proxy from their Intermediary. You must then follow the instructions from your Intermediary included with the legal proxy form and in the voting instruction form sent to you or contact your Intermediary to request a legal proxy form or a legal proxy if you have not received one. After obtaining a valid legal proxy from your Intermediary, you must then submit such legal proxy to Computershare by following the instructions set out in the form of proxy. Non-registered shareholders located in the United States may send their legal proxy form to Computershare by (i) mail at: attention: proxy department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1; or (ii) by email at uslegalproxy@computershare.com. Requests for registration must be labeled as "Legal Proxy" and must be received no later than 2:00 p.m. (Eastern Time) on May 9, 2022. You will receive a confirmation of your registration by email after we receive your registration materials.

Step 2: Once you have completed Step 1, in order for you or your proxyholder (other than the proxyholders designated by Points) to attend and participate in the Meeting, you must register the appointment of you or your proxyholder at http://www.computershare.com/Points and provide Computershare with you or your proxyholder's contact information so that Computershare may provide you or your proxyholder with an Invitation Code via email. You must register yourself or your proxyholder by no later than 2:00 p.m. (Eastern Time) on May 9, 2022. Without an Invitation Code, you or your proxyholder will not be able to participate or vote at the Meeting. Once you or your proxyholder receives the Invitation Code, you or your proxyholder must follow the instructions in the above section entitled "Accessing and Voting at the Virtual Meeting" to participate at the Meeting.

In all cases, your voting instructions must be received in sufficient time to allow your voting instruction form to be forwarded by your Intermediary to Computershare before 2:00 p.m. (Eastern Time) on May 9, 2022. If you plan to participate in the virtual Meeting (or to have your proxyholder attend the virtual Meeting), you or your proxyholder will not be entitled to vote or ask questions online unless the proper documentation is completed and received by your Intermediary well in advance of the virtual Meeting to allow them to forward the necessary information to Computershare before 2:00 p.m. (Eastern Time) on May 9, 2022. You should contact your Intermediary well in advance of the Meeting and follow their instructions if you want to participate, or have your third-party proxyholder participate on your behalf, at the virtual Meeting.

Appointment and Revocation of Proxies

By returning a form of proxy or voting instruction form, you are authorizing the person named in the proxy or voting instruction form to attend the virtual Meeting and vote your common shares on each item of business according to your instructions. The persons named in the enclosed form of proxy or voting instruction form are officers and/or directors of Points.

A registered shareholder desiring to appoint some other person or company, who need not be a shareholder, to represent him or her at the virtual Meeting, may do so by inserting such person's name in the blank space provided in the enclosed form of proxy or by completing another proper form of proxy and, in either case, depositing the completed and executed proxy in the manner described above.

A non-registered shareholder desiring to appoint some other person or company, who need not be a shareholder, to represent him or her at the virtual Meeting, may do so by following the instructions on the voting instruction form.

A proxy or a voting instruction form given pursuant to this solicitation may be revoked by an instrument in writing executed by a shareholder or by a shareholder's attorney duly authorized in writing or, if the shareholder is a body corporate, under its corporate seal, or by a duly authorized officer or attorney and deposited with Computershare, attention: proxy department, 8th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1 so that it arrives no later than May 9, 2022 at 2:00 p.m. (Eastern Time). If you are using a control number or an Invitation Code to login to the virtual Meeting, you will not be revoking any previously submitted proxies. However, if you vote on a ballot you will be revoking any and all previously submitted proxies. If you DO NOT wish to revoke your previously submitted proxies, do not vote at the Meeting. You may also choose to enter the Meeting as a guest.

The revocation of a proxy does not affect any matter on which a vote has been taken before the revocation.

Exercise of Vote by Proxy

The common shares of Points represented by properly executed proxies will be voted for or against any matter to be acted upon where such shareholder specifies a choice for such matter. In respect of proxies in favour of management proxyholders in which shareholders have failed to specify the manner of voting, the common shares represented by such proxies will be voted as follows: (i) FOR the nominees for director set out in this Circular; and (ii) FOR the reappointment of KPMG LLP as auditors.

The form of proxy also confers discretionary authority upon the management proxyholders in respect of amendments or variations to matters identified in the notice of Meeting or other matters that may properly come before the Meeting or any adjournment(s) or postponement(s) thereof. Management knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the notice calling the Meeting. However, if any amendments, variations or other matters which are not now known to management should properly come before the Meeting or any adjournment(s) or postponement(s) thereof, the shares represented by proxies in favour of management proxyholders will be voted on such amendments, variations or other matters in accordance with the best judgment of the proxyholder.

Solicitation of Proxies

It is expected that solicitations of proxies will be made primarily by mail and possibly supplemented by telephone or other personal contact by directors, officers and employees of Points without special compensation. We are not relying on the "notice-and-access" provisions of Canadian securities laws. The cost of the solicitation will be borne directly by us. In some instances, we have distributed copies of this Circular and other related materials to Intermediaries for onward distribution to shareholders whose common shares are held by or in the custody of those Intermediaries. The Intermediaries are required to forward the Meeting materials to non-registered shareholders. We intend to reimburse such Intermediaries for permitted fees and costs incurred by them in mailing the Meeting materials to beneficial owners.

Voting Shares and Principal Holders Thereof

As of the date of this Circular, the common shares of Points are the only outstanding voting securities. The holders of the common shares are entitled to vote on all matters brought before a meeting of the shareholders together as a single class, except in respect of matters where (i) only the holders of shares of one class or a series of shares are entitled to vote separately pursuant to applicable law or (ii) the Articles of Points otherwise specify. The holders of common shares are entitled to cast one vote per share. As at the date of this Circular, there were 14,942,792 common shares outstanding. Generally, all matters to be voted on by shareholders must be approved by a simple majority of the votes cast in respect of the common shares held by persons present in person or by proxy, voting together as a single class.

Hotchkis & Wiley Capital Management, LLC ("H&W") is the only person or company who, to the knowledge of the directors and executive officers of Points, beneficially owns, directly or indirectly, or exercises control or direction over, voting securities of Points carrying 10% or more of the voting rights attached to any class of outstanding voting securities of Points entitled to vote at the Meeting. To the knowledge of Points, H&W beneficially owns, directly or indirectly, or exercises control or direction over, 1,627,740 common shares, representing approximately 10.89% of the voting rights attached to the common shares currently outstanding.

ADDITIONAL INFORMATION

Our financial information is contained in our comparative financial statements for the fiscal year ended December 31, 2021 and the Management's Discussion and Analysis related thereto. Information concerning our Audit Committee may be found in our Annual Information Form under the heading "Audit Committee". Additional information about us is available on SEDAR at www.sedar.com and on the website of the U.S. Securities and Exchange Commission at www.sec.gov.

Upon request made to the Secretary of Points at 111 Richmond Street W., Suite 700, Toronto, Ontario M5H 2G4, we will provide to any person, and in the case of a security holder of Points without charge, one copy of: (i) our most recent Annual Information Form filed with securities commissions or similar regulatory authorities in Canada, together with the pertinent pages of any document incorporated by reference therein; (ii) our most recently filed comparative annual financial statements, together with the report of our auditors thereon and management's discussion and analysis related thereto, and any interim financial statements filed for any period after the end of our most recently completed financial year and management's discussion and analysis related thereto; and (iii) our Management Information Circular for our most recent annual meeting of shareholders at which directors were elected.

NON-GAAP FINANCIAL MEASURES

Our financial statements are prepared in accordance with International Financial Reporting Standards ("IFRS"). We use certain non-GAAP measures, which are defined below, to better assess our underlying performance. These measures are reviewed regularly by management and the Board of Directors in assessing our performance and in making decisions about ongoing operations. In addition, we use these measures to determine components of management compensation. We believe that these measures are also used by investors, analysts and other interested parties as an indicator of our operating performance. Readers are cautioned that these terms are not recognized GAAP measures and do not have a standardized GAAP meaning under IFRS and should not be construed as alternatives to IFRS terms, such as net income. Our definition of Adjusted EBITDA will likely differ from that used by other companies and therefore comparability may be limited. Where applicable, we provide a reconciliation for these non-GAAP measure to the closest GAAP measure below.

Adjusted Earnings before Interest, Taxes, Depreciation and Amortization ("Adjusted EBITDA")

Adjusted EBITDA is a non-GAAP financial measure, which is defined as earnings before income tax, finance costs, depreciation and amortization, share-based compensation expense, foreign exchange gains or losses and impairment charges. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in our business performance. Adjusted EBITDA is used by management to assess our operating performance and is used to determine components of management compensation. We believe the presentation of Adjusted EBITDA is useful to investors and analysts as a supplemental measure to evaluate our operating performance. This measure does not have any standardized meaning under IFRS, and other issuers may calculate Adjusted EBITDA differently and should not be considered a substitute for Net Income, which we believe to be the most directly comparable IFRS measure.

Reconciliation of Net Income to Adjusted EBITDA

	For the year ended
(In thousands of US dollars)	Dec 31, 2021	Dec 31, 2020	$ Variance	% Variance
Net (loss)/income	$ (344)	$ (5,357)	$ 5,013	(94%)

Income tax (recovery)/expense	(16)	(1,460)	1,444	(99)%
Finance costs	353	843	(490)	(58%)
Depreciation and amortization	4,545	4,859	(314)	(6%)
Foreign exchange loss (gain)	478	(671)	1,149	(171%)
Share-based compensation expense	6,653	3,129	3,524	113%
Impairment charges	428	1,798	(1,370)	(76%)

Adjusted EBITDA	$ 12,097	$ 3,141	$ 8,956	285%

BOARD APPROVAL

The undersigned hereby certifies that the contents and the sending of this Circular have been approved by the Board for mailing to the shareholders entitled to receive notice of the Meeting, to each director of Points and to KPMG LLP, the auditors of Points.

DATED at Toronto, Ontario, this 24th day of March, 2022.

By Order of the Board of Directors

           "Robert MacLean"

Robert MacLean

Chief Executive Officer

SCHEDULE A
STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Points' corporate governance disclosure required by National Instrument 58-101 - Disclosure of Corporate Governance Practices and the Regulations Amending the Canada Business Corporations Regulations, 2001, SOR/2019-258.

Disclosure Requirement	Our Disclosure
Board of Directors
Disclose the identity of directors who are independent.	David Adams, Michael Beckerman, Bruce Croxon, Jane Skoblo, John Thompson and Leontine van Leeuwen-Atkins are independent directors.
Disclose the identity of directors who are not independent, and describe the basis for that determination.	Robert MacLean and Christopher Barnard are not independent directors because they are the Chief Executive Officer and President of Points, respectively.

Disclose whether or not a majority of directors are independent. If a majority of directors are not independent, describe what the board of directors (the board) does to facilitate its exercise of independent judgement in carrying out its responsibilities.

A majority of the members of the Board are independent (75% or 6 of 8 of the current directors).
If a director is presently a director of any other issuer that is a reporting issuer (or the equivalent) in a jurisdiction or a foreign jurisdiction, identify both the director and the other issuer.

Mr. Adams is a director of Cardlytics Inc., a U.S. listed issuer.

Mr. Beckerman is a director of Enthusiast Gaming Holdings Inc., a Canadian listed issuer.

Mr. MacLean is a director of Prodigy Ventures Inc., a Canadian listed issuer.

Ms. Atkins is a director of ARC Resources Ltd, a Canadian listed issuer, Cameco Corporation, a U.S. and Canadian listed issuer and EPCOR Utilities Inc.

Disclosure Requirement	Our Disclosure

Disclose whether or not the independent directors hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance. If the independent directors hold such meetings, disclose the number of meetings held since the beginning of the issuer's most recently completed financial year. If the independent directors do not hold such meetings, describe what the board does to facilitate open and candid discussion among its independent directors.

The Board generally meets without management and non-independent directors at each Board meeting held to consider interim and annual financial statements (and from time to time at other Board meetings). In 2021, the Board held seven such meetings without management and non-independent directors present.

The Audit Committee generally holds an in-camera session with Points' external auditor at each meeting held to consider interim and annual financial statements. In 2021, the Audit Committee held four such in camera sessions.

The Human Resources and Corporate Governance Committee (HRCGC) meets without management at each meeting. In 2021, the HRCGC held four such in camera sessions.

Disclose whether or not the chair of the board is an independent director. If the board has a chair or lead director who is an independent director, disclose the identity of the independent chair or lead director, and describe his or her role and responsibilities. If the board has neither a chair that is independent nor a lead director that is independent, describe what the board does to provide leadership for its independent directors.

Mr. Adams is the Chair of the Board and is an independent director.

His role and responsibilities in this capacity are as follows:

Board Leadership

The Chair will provide leadership to directors in discharging their mandate as set out in the Board Mandate, including by:

  leading, managing and organizing the Board consistent with the approach to corporate governance adopted by the Board from time to time;

  promoting cohesiveness among the directors; and

  being satisfied that the responsibilities of the Board and its Committees are well understood by the directors.

Relationship with Chief Executive Officer

The Chair shall provide advice, counsel and mentorship to the CEO.

Information Flow

The Chair shall promote the delivery of information to the directors on a timely basis to keep the directors fully apprised of all matters which are material to directors at all times.

The Chair shall be satisfied that the information requested by any director is provided and meets the needs of that director.

Disclosure Requirement	Our Disclosure

Meetings of the Board

In connection with meetings of the directors, the Chair shall be responsible for the following:

  scheduling meetings of the directors;

  coordinating with the Chair of the committees of the directors to schedule meetings of the committees;

  ensuring that all business required to come before the Board is brought before the Board such that the Board is able to carry out all of its duties to manage or supervise the management of the business and affairs of Points;

  setting the agenda for meetings of the Board;

  monitoring the adequacy of materials provided to the directors by management in connection with the directors' deliberations;

  ensuring that the directors have sufficient time to review the materials provided to them and to fully discuss the business that comes before the Board;

  presiding over meetings of the directors; and

  encouraging free and open discussion at meetings of the Board.

Meetings of Shareholders

The Chair shall preside over meetings of Points' shareholders.

Other Responsibilities

The Chair shall perform such other functions:

  as may be ancillary to the duties and responsibilities described above; and

  as may be delegated to the Chair by the Board from time to time.

Disclosure Requirement	Our Disclosure
Disclose the attendance record of each director for all board meetings held since the beginning of the issuer's most recently completed financial year.	The table below shows the attendance record of current and former directors for 2021:

	Name	Board	Audit Committee	HRCGC
	David Adams	8 of 8	4 of 4	4 of 4
	Christopher Barnard	8 of 8
	Michael Beckerman	8 of 8		4 of 4
	Bruce Croxon	7 of 8		4 of 4
	Robert MacLean	8 of 8
	Jane Skoblo	8 of 8	4 of 4
	John Thompson	8 of 8	4 of 4	4 of 4
	Leontine van Leeuwen-Atkins	8 of 8	4 of 4

Board Mandate
Disclose the text of the board's written mandate. If the board does not have a written mandate, describe how the board delineates its role and responsibilities.	The mandate of the Board is attached as Exhibit A to this Circular.
Position Descriptions

Disclose whether or not the board has developed written position descriptions for the chair and the chair of each board committee. If the board has not developed written position descriptions for the chair and/or the chair of each board committee, briefly describe how the board delineates the role and responsibilities of each such position.

The Board has written position descriptions for the Chair and the Chair of each committee of the Board. The position description for the Chair is included above.

Disclosure Requirement	Our Disclosure

Disclose whether or not the board and CEO have developed a written position description for the CEO. If the board and CEO have not developed such a position description, briefly describe how the board delineates the role and responsibilities of the CEO.

A written position description has been adopted for the CEO.
Orientation and Continuing Education

Briefly describe what measures the board takes to orient new directors regarding:

(i) the role of the board, its committees and its directors, and

(ii) the nature and operation of the issuer's business.

Newly appointed directors are provided with a copy of our Board Manual which describes their duties at law, contains the mandates for the Board and its committees, and includes other relevant information. Newly appointed directors are also provided with open access to senior management and other members of the Board in order to obtain information regarding the nature and operation of our business. Points has implemented an electronic system which allows for posting and archiving all Board information. Board of Directors and senior management have access to this information through secure access at all times.

Briefly describe what measures, if any, the board takes to provide continuing education for its directors. If the board does not provide continuing education, describe how the board ensures that its directors maintain the skill and knowledge necessary to meet their obligations as directors.

The Board is briefed regularly on Points' business, strategy and financial performance. Board members are provided with open and frequent direct communication with senior management.
Ethical Business Conduct
Disclose whether or not the board has adopted a written code of business conduct and ethics for the directors, officers and employees. If the board has adopted a written code:	We have adopted a Code of Business Conduct and Ethics which was approved by the Board and applies to all of our directors, officers and employees.

(i) disclose how a person or company may obtain a copy of the code;	A copy of the Code of Business Conduct & Ethics is available on our website at www.points.com.

Disclosure Requirement	Our Disclosure
(ii) describe how the board monitors compliance with its code, or if the board does not monitor compliance, explain whether and how the board satisfies itself regarding compliance with its code; and

All employees are required to sign an acknowledgement regarding the Code of Business Conduct and Ethics upon hiring. We maintain a whistleblower hotline and protocol for ensuring that any matters are brought to the attention of an independent officer of Points. Any matters relating to breaches of the Code of Business Conduct and Ethics are reported directly to the HRCGC. All employees are informed of whistleblower hotline and can report anonymously.

(iii) provide a cross-reference to any material change report filed since the beginning of the issuer's most recently completed financial year that pertains to any conduct of a director or executive officer that constitutes a departure from the code.

No material change report has been filed or required to be filed since the beginning of the 2021 fiscal year that pertains to any conduct of a director or executive officer that constitutes a departure from the Code of Business Conduct & Ethics.

Describe any steps the board takes to ensure directors exercise independent judgement in considering transactions and agreements in respect of which a director or executive officer has a material interest.

The Board takes all steps required by applicable legal, regulatory and accounting standards. The Board is subject to the same Code of Business Conduct & Ethics as Points' employees.
Describe any other steps the board takes to encourage and promote a culture of ethical business conduct.	The Board does not take any other specific steps.

Disclosure Requirement	Our Disclosure
Nomination of Directors
Describe the process by which the board identifies new candidates for board nomination.

The HRCGC, which is comprised entirely of independent directors, is responsible for participating in the recruitment and recommendation of new candidates for appointment or election to the Board. When considering a potential candidate the HRCGC generally considers the qualities and skills that the Board, as a whole, should have and assesses the competencies and skills of the current members of the Board. Pursuant to Points' Diversity and Board Renewal Policy, the HRCGC also considers diversity of candidates as well as the overall tenure of the Board. Potential candidates are screened to ensure that they possess the requisite qualities, business judgement, experience, financial literacy, communication skills and diversity. Further information related to the process for the identification of candidates, as well as our diversity and board renewal policies, are set forth in the Circular under the heading "Election of Directors - Diversity and Board Renewal".

Disclose whether or not the board has a nominating committee composed entirely of independent directors. If the board does not have a nominating committee composed entirely of independent directors, describe what steps the board takes to encourage an objective nomination process.

The HRCGC acts as the nominating committee and is composed entirely of independent directors.
If the board has a nominating committee, describe the responsibilities, powers and operation of the nominating committee.	The responsibilities, powers and operation of the HRCGC are set forth in the Circular under the heading "Executive Compensation".
Compensation
Describe the process by which the board determines the compensation for the issuer's directors and officers.

The Board has oversight responsibility for the structure of our compensation strategy as well as the total compensation of the members of the Board and the Chief Executive Officer of Points. The HRCGC is responsible for assisting the Board in discharging its oversight responsibilities relating to compensation. Further information regarding the process by which director and executive officer compensation is determined is set forth in the Circular under the heading "Executive Compensation".

Disclosure Requirement	Our Disclosure

Disclose whether or not the board has a compensation committee composed entirely of independent directors. If the board does not have a compensation committee composed entirely of independent directors, describe what steps the board takes to ensure an objective process for determining such compensation.

The HRCGC is comprised entirely of independent directors.
If the board has a compensation committee, describe the responsibilities, powers and operation of the compensation committee.	The responsibilities, powers and operation of the HRCGC are set forth in the Circular under the heading "Executive Compensation".
Other Board Committees
If the board has standing committees other than the audit, compensation and nominating committees, identify the committees and describe their function.	The Board does not have any standing committees other than the Audit Committee and the HRCGC.
Assessments

Disclose whether or not the board, its committees and individual directors are regularly assessed with respect to their effectiveness and contribution. If assessments are regularly conducted, describe the process used for the assessments. If assessments are not regularly conducted, describe how the board satisfies itself that the board, its committees and its individual directors are performing effectively.

The Board, Board committees and directors are not formally assessed on a regular basis as the Board believes that such assessments are generally more appropriate for corporations of significantly larger size and complexity than Points and which may have significantly larger boards of directors. Board and committee members are carefully selected to ensure a high performing Board and committee structure. The small size of the Board allows for collegiality and effective deliberation and exchange of information. The Chair of the Board is also responsible for reporting to the Board on areas where improvements can be made. Any agreed upon improvements will be implemented and overseen by the Board. A more formal process will be instituted as, if, and when the Board considers it to be necessary.

Disclosure Requirement	Our Disclosure
Director Term Limits and Other Mechanisms of Board Renewal

Disclose whether or not the issuer has adopted term limits for the directors on the board or other mechanisms of board renewal and, if so, include a description of those director term limits or other mechanisms of board renewal. If the issuer has not adopted director term limits or other mechanisms of board renewal, disclose why it has not done so.

The Board has adopted a Diversity and Board Renewal Policy which recognizes that periodic renewal of Board members brings new perspectives which enrich and enhance the effectiveness of the Board. The Diversity and Board Renewal Policy acknowledges that the Board strives to maintain a Board with an average tenure of 15 years or less among independent directors. However, the Board believes that such renewal and the new perspectives it brings can happen naturally without imposing arbitrary limits on the tenure of its Board members. In addition, in light of the business of Points and the time necessary for persons to develop a thorough understanding of it, the Board believes that the quality of Board level decisions directly benefits from the continuity, experience and knowledge that comes from permitting longer-term service on the Board. Accordingly, in considering the age and tenure of directors, we have not adopted strict term limits or other mechanisms for forcing the replacement of its directors.

Policies Regarding the Representation of Designated Groups on the Board

Disclose whether the issuer has adopted a written policy relating to the identification and nomination of members of designated groups for directors. If the issuer has not adopted such a policy, disclose why it has not done so.

We have adopted a Diversity and Board Renewal Policy.

Disclosure Requirement	Our Disclosure

If the issuer has adopted a policy referred to above, disclose the following in respect of the policy:

(i) short summary of its objectives and key provisions,

(ii) the measures taken to ensure that the policy has been effectively implemented,

(iii) annual and cumulative progress by the issuer in achieving the objectives of the policy, and

(iv) whether and, if so, how the board or its nominating committee measures the effectiveness of the policy.

We value and recognize the benefits of diversity, including increased organizational strength, improved leadership and increased innovation. In furtherance of this, our Diversity and Board Renewal Policy, among other things, recognizes that diversity is an important consideration for us in determining the composition of the Board. We believe that a Board made up of highly qualified individuals from diverse backgrounds promotes better corporate governance and performance and effective decision-making.

To support the Board's diversity goals, the HRCGC will, when identifying and considering the selection of nominees for the Board: (a) consider only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities; (b) consider diversity criteria including the designated groups specified in the Employment Equity Act (Canada); and (c) seek to maintain a Board in which each gender represents not less than 20% of independent directors.

The HRCGC will report annually to the Board on the diversity of Points' Board and senior management. The HRCGC will also review the Diversity and Board Renewal Policy at least every two years, or earlier if it determines necessary, which review will include an assessment of the effectiveness of this Policy.

The Board currently meets its stated goal of having a Board in which each gender represents not less than 20% of independent directors.

Consideration of the Representation of Designated Groups in the Director Identification and Selection Process

Disclose whether and, if so, how the board or nominating committee considers the level of representation of designated groups on the board in identifying and nominating candidates for election or re-election to the board. If the issuer does not consider the level of representation of designated groups on the board in identifying and nominating candidates for election or re-election to the board, disclose the issuer's reasons for not doing so.

Pursuant to Points' Diversity and Board Renewal Policy, the HRCGC will, when identifying and considering the selection of nominees for the Board: (a) consider only candidates who are highly qualified based on their experience, functional expertise and personal skills and qualities; (b) consider diversity criteria including the designated groups specified in the Employment Equity Act (Canada); and (c) seek to maintain a Board in which each gender represents not less than 20% of independent directors.

Disclosure Requirement	Our Disclosure
Consideration Given to the Representation of Designated Groups in Senior Management Appointments

Disclose whether and, if so, how the issuer considers the level of representation of designated groups in senior management positions when making senior management appointments. If the issuer does not consider the level of representation of designated groups in senior management positions when making senior management appointments, disclose the issuer's reasons for not doing so.

Our Diversity and Board Renewal Policy recognizes that diversity is an important consideration for us in determining senior management. In identifying suitable candidates for appointment to positions in senior management, candidates are considered based on merit against objective criteria and with due regard for the benefits of diversity.

Issuer's Targets Regarding the Representation of Designated Groups

Disclose whether the issuer has, for each group referred to in the definition of designated groups, adopted a target regarding designated groups on the issuer's board. If the issuer has not adopted a target, disclose why it has not done so.

We seek to maintain a Board in which each gender represents not less than 20% of independent directors. We conducted a diversity survey of our directors and senior management and three of our board members self-identified as a member of one of the designated groups.

At present we have not adopted any targets regarding representation of any designated groups (as defined in the Employment Equity Act (Canada)) other than women.

Disclose whether the issuer has, for each group referred to in the definition of designated groups, adopted a target regarding designated groups in senior management of the issuer. If the issuer has not adopted a target, disclose why it has not done so.

At present we have not adopted a target regarding representation of any designated groups in senior management positions. We conducted a diversity survey of our directors and senior management and two members of our senior management self-identified as a member of one of the designated groups.

In identifying suitable candidates for appointment to positions in senior management, candidates are considered based on merit against objective criteria and with due regard for the benefits of diversity. However, the Board does not believe that quotas or that a formulaic approach necessarily results in the identification or selection of the best candidates.

Disclosure Requirement	Our Disclosure
If the issuer has adopted a target referred to above, disclose: (i) the target, and (ii) the annual and cumulative progress of the issuer in achieving the target.	We currently exceed our stated goal of having a Board in which each gender represents not less than 20% of independent directors. As discussed above, we have not adopted any other targets.
Number of Members of Each Designated Group on the Board and in Senior Management
For each group referred to in the definition of designated groups, disclose the number and proportion (in percentage terms) of members of each group on the issuer's board.	We currently have two female directors (25%) and one visible minority (12.5%) on our Board. We do not have any other members of a designated group on our Board.

For each group referred to in the definition of designated groups, disclose the number and proportion (in percentage terms) of members of each group who are members of senior management of the issuer, including all major subsidiaries of the issuer.

We have two female officers (25%) on our eight member executive leadership team. We do not have any other members of a designated group among our executive leadership team.

EXHIBIT A
BOARD OF DIRECTORS' MANDATE

1 Mandate

1.1 In adopting this mandate,

(a) the board (the "Board") of Points.com Inc. (referred to herein as "Points" or the "Corporation") acknowledges that the mandate prescribed for it by the Canada Business Corporations Act ("CBCA") is to manage or supervise the management of Points' business and affairs and that this mandate includes responsibility for stewardship of Points; and

(b) the Board explicitly acknowledges responsibility for the stewardship of Points, as contemplated by the National Policy 58-201 (the "CSA Governance Policy").

2 Board Membership

2.1 Number of Members

The Board shall consist of such number of directors as the Board may determine from time to time, provided that such number shall be within the minimum and maximum number of directors set out in Points' articles.

2.2 Independence of Members

A majority of the directors shall be independent directors for the purposes of the CSA Governance Policy and the NASDAQ Stock Exchange listing rules.

2.3 Election and Appointment of Directors

Directors shall be elected by the shareholders annually for a one-year term, provided that if directors are not elected at any annual meeting, the incumbent directors continue in office until their successors are elected. In addition, pursuant to the Corporation's articles, the directors are permitted to appoint additional directors between annual meetings of shareholders, provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

2.4 Vacancy

The Board may appoint a member to fill a vacancy, which occurs on the Board between annual elections of directors to the extent permitted by the CBCA.

2.5 Removal of Members

Any director may be removed from office by an ordinary resolution of the shareholders.

3 Board Chair

3.1 Board to Appoint Chair

The Board shall appoint the Chair from the members of the Board. The Board should have a non-executive chair. If, for any reason, the Board appoints an executive chair, then the Board should also appoint a lead director from among the non-executive members of the Board. If, at any meeting, the Chair is not in attendance, then the directors present shall be responsible for choosing one of their number to be chair of the meeting.

3.2 Chair to be Appointed Annually

The designation of its Chair shall take place annually at the first meeting of the Board after a meeting of the shareholders at which directors are elected, provided that if the designation of Chair is not so made, the director who is then serving as Chair shall continue as Chair until his or her successor is appointed.

4 Meetings of the Board

4.1 Quorum

A quorum of the Board shall be the minimum number of directors required by the Articles, and compliance with the Canadian residency requirements stipulated in the CBCA in attendance or otherwise represented.

4.2 Secretary

The Board may designate from time to time a person who may, but need not, be a member of the Board, to be Secretary of the Board.

4.3 Time and Place of Meetings

The time and place of the meetings of the Board and the calling of meetings and the procedure in all things at such meetings shall be determined by the Board; provided, however, the Board shall meet at least quarterly. Meetings shall be called on two days notice (exclusive of the day on which notice is sent but inclusive of the day for which notice is given).

4.4 Right to Vote

Each member of the Board shall have the right to vote on matters that come before the Board. Directors may not vote by proxy and may not appoint someone to act on their behalf.

4.5 Invitees

The Board may invite directors, officers and employees of Points or any other person to attend meetings of the Board to assist in the discussion and examination of the matters under consideration by the Board, but such other parties may not vote.

4.6 Independent Director Sessions

At the conclusion of each regularly scheduled meeting of the Board convened to consider interim or annual financial statements, the independent directors shall, unless determined otherwise by the Chair, meet without any member of management being present (including any director who is a member of management). No minutes of the independent director sessions will be taken unless the Chair of the meeting requests in writing that the discussion be added to the meeting minutes.

5 Outside Advisors

5.1 Retaining and Compensating Advisors

Each director shall have the authority to retain outside counsel and any other external advisors as appropriate with the approval of the Chair.

6 Remuneration of Board Members

6.1 Remuneration

Members of the Board and the Chair shall receive such remuneration for their service on the Board as approved by the Board upon recommendation of the Human Resources and Corporate Governance Committee.

7 Duties and Responsibilities of the Board

7.1 Specific Aspects of Stewardship Function

In adopting this mandate, the Board hereby explicitly assumes responsibility for the matters set out below:

(a) to the extent feasible, satisfying itself as to the integrity of the chief executive officer (the "CEO") and other executive officers and that the CEO and other executive officers create a culture of integrity throughout the organization;

(b) adopting a strategic planning process and approving, on at least an annual basis, a strategic plan which takes into account, among other things, the opportunities and risks of the business;

(c) the identification of the principal risks of the issuer's business, and ensuring the implementation of appropriate systems to manage these risks;

(d) succession planning;

(e) adopting a communication policy for the issuer;

(f) the issuer's internal control and management information systems;

(g) developing the issuer's approach to corporate governance, including developing a set of corporate governance principles and guidelines that are specifically applicable to the issuer;

(h) measures for receiving feedback from stakeholders (e.g., the board may wish to establish a process to permit stakeholders to directly contact the independent directors);

(i) expectations and responsibilities of directors, including basic duties and responsibilities with respect to attendance at board meetings and advance review of meeting materials; and

(j) overseeing the environmental, social and governance (ESG) framework selected by management to ensure it is appropriate for the Corporation.

7.2 Nomination and Appointment of Directors

The Board shall nominate individuals for election as directors by the shareholders, and shall fill such vacancies on the Board as it is permitted by law to fill, in each case upon recommendation of the Human Resources and Corporate Governance Committee.

7.3 Significant Decisions

The Board shall require management to obtain its approval for all significant decisions, including major financings, acquisitions, dispositions, budgets and capital expenditures.

7.4 Information Flow from Management

The Board shall require management to keep it aware of the Corporation's performance and events affecting the Corporation's business, including opportunities in the marketplace and adverse or positive developments.

7.5 Corporate Objectives

The Board shall approve specific financial and business objectives, which will be used as a basis for measuring the performance of the CEO, the President and the senior management team.

7.6 Delegation to Committees

(a) The Board shall establish and maintain the following committees of the Board, each having mandates that incorporate all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate:

(i) Audit Committee; and

(ii) Human Resources and Corporate Governance Committee.

(b) Subject to Points' articles and by-laws, the Board may appoint any other committee of directors to delegate to such committee any of the powers of the Board, except to the extent that such delegation is prohibited under the CBCA.

(c) The Board will appoint and maintain in office, members of each of its committees such that the composition of each such committee is in compliance with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

(d) The Board will review the mandates of each of its committees on an annual basis and will revise those mandates as it considers appropriate. The Board may also establish a process for all committees of the Board to assess their performance on a regular basis.

7.7 Delegation to Management

(a) Subject to Points' articles and by-laws, the Board may designate the offices of the Corporation, appoint officers, specify their duties and delegate to them powers to manage the business and affairs of the Corporation, except to the extent that such delegation is prohibited under the CBCA.

(b) In consultation with the Human Resources and Corporate Governance Committee, the Board shall adopt position descriptions for the Chair of the Board, the CEO, the Chair of the Audit Committee and the Chair of the Human Resources and Corporate Governance Committee.

7.8 Residual Authority

The Board retains responsibility for any matter that has not been delegated to senior management or to a committee of the directors.

7.9 Financial Statements

The Board shall review and, if appropriate, approve Points' annual financial statements and related management discussion and analysis after the Audit Committee has reviewed and made a recommendation on those statements to the Board.

7.10 Compensation Matters

The Board shall:

(a) Compensation and Benefits - review and approve, as appropriate:

(i) the overall structure of Points' total compensation strategy, including the elements of Points' annual and long-term incentive plans, including plan design, performance targets, administration and total funds/shares reserved for payments;

(ii) the total compensation of the CEO in light of the performance assessment by the Human Resources and Corporate Governance Committee; and

(iii) the total compensation for the members of the Board, in light of director compensation guidelines and principles established by the Board on recommendation of the Human Resources and Corporate Governance Committee; and

(b) Organizational Responsibilities - review and approve as appropriate:

(i) appointments for all mission critical positions (as such positions are defined by the Human Resources and Corporate Governance Committee from time to time) and compensation packages for such appointments; and

(ii) the report on executive compensation that is required to be included in Points' management proxy circular;

and shall require the Human Resources and Corporate Governance Committee to make recommendations to it with respect to all such matters.

7.11 Code of Business Conduct

The Board will approve a code of business conduct recommended to it by management and which complies with all applicable legal and stock exchange listing requirements and with such recommendations of relevant securities regulatory authorities and stock exchanges as the Board may consider appropriate.

8 Evaluation of Board Performance and Mandate

8.1 Amendments to Mandate

The Board will review and reassess the adequacy of its mandate on an annual basis and at such other times as it considers appropriate.

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